Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131539

ETHAN ALLEN GLOBAL, INC.

OFFER TO EXCHANGE $200,000,000 OF ITS 5.375%
SENIOR NOTES DUE 2015 WHICH HAVE
BEEN REGISTERED UNDER THE SECURITIES ACT
FOR $200,000,000 OF ITS OUTSTANDING 5.375%
SENIOR NOTES DUE 2015

_________________

        Terms of the exchange offer:

o	The exchange offer will expire at 11:59 p.m., New York City time, on April 7, 2006 unless extended.

o	The exchange offer is subject to certain customary conditions, which we may waive.

o	All outstanding Initial Notes that are validly tendered and not withdrawn will be exchanged.

o	Ethan Allen Interiors Inc. and its subsidiaries are also offering to exchange their guarantees of Ethan Allen Global, Inc.’s obligations under the outstanding Initial Notes for like guarantees of Ethan Allen Global, Inc.’s obligations under the Exchange Notes, which guarantees have also been registered under the Securities Act.

o	Tenders of outstanding Initial Notes may be withdrawn at any time prior to the expiration of the exchange offer.

o	The terms of the Exchange Notes that we will issue in the exchange offer are substantially identical to those of the outstanding Initial Notes, except that certain transfer restrictions and registration rights relating to the outstanding Initial Notes will not apply to the Exchange Notes.

_________________

        Before participating in this exchange offer, please see “Risk Factors” commencing on page 13.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Exchange Notes to be issued in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________

The date of this prospectus is March 9, 2006

_________________

Table of Contents

	Page		Page
Prospectus Summary	1	Description of the Notes	64
Risk Factors	13	Exchange Offer; Registration Rights	76
Forward Looking Statements	19	Material U.S. Federal Income Tax
The Exchange Offer	21	Considerations	79
Use of Proceeds	32	Plan of Distribution	84
Capitalization	33	Legal Matters	85
Selected Financial Data	34	Experts	85
Management’s Discussion and Analysis of		Incorporation of Certain Documents by
Financial Condition and Results of Operations	38	Reference	85
Business	53	Where You Can Find More Information	86
Management	61

_________________

        This prospectus incorporates important business and financial information about us from documents that are not included in or delivered with this prospectus. You can obtain the documents incorporated by reference in this prospectus without charge by requesting them in writing or by telephone from us at the following address and telephone number:

Ethan Allen Interiors Inc.
Ethan Allen Drive
Danbury, Connecticut 06811
Telephone: (203) 743-8000
Attention: Peg Lupton

        To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the Expiration Date of the exchange offer.

i

Prospectus Summary

        This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before making a decision to participate in the exchange offer. You should read carefully the entire prospectus and the documents incorporated by reference in this prospectus, including the considerations described under “Risk Factors.”

        Except as otherwise set forth under “Description of the Notes,” references to “Ethan Allen,” “we,” “us,” “our” or the “Company” mean Ethan Allen Interiors Inc. and its subsidiaries collectively or, if the context so requires, Ethan Allen Interiors Inc., Ethan Allen Global, Inc., Ethan Allen Retail, Inc., Ethan Allen Operations, Inc., Ethan Allen Realty, LLC, Lake Avenue Associates, Inc. or Manor House, Inc. as subsidiary guarantors or may mean any such entity, individually. References to “Ethan Allen Global” refer to the issuer of the Notes.

        References to the “Initial Notes” mean the notes initially issued and sold by Ethan Allen Global on September 27, 2005 to the initial purchaser pursuant to the Purchase Agreement (as defined under “The Exchange Offer”). References to the “Exchange Notes” refer to the notes offered under this prospectus. References to the “Notes” refer to the Initial Notes and the Exchange Notes, collectively.

Ethan Allen

        We are one of the largest manufacturers and retailers of quality home furnishings and accessories, offering a full complement of home decorating solutions through the country’s largest single-sourced, vertically-integrated network of home furnishing retail stores. As a vertically-integrated company, we design, manufacture, source, distribute, market and sell a full range of home furnishings to a network of independently-owned and Ethan Allen-owned stores as well as coordinate related marketing and brand awareness efforts. We manufacture or assemble approximately 65% to 70% of our products at 11 manufacturing facilities, which consist of 5 case good plants (2 of which include separate sawmill operations), 5 upholstery plants and one home accent plant, all located in the United States. As of December 31, 2005, our products were sold through an exclusive international network of 313 retail stores in which the brand and the stores shared the same name, including 132 stores that we owned and operated and 181 stores that were owned and operated by independent retailers.

Leadership, Strategies and Strengths

        With our unique vertically-integrated structure, we have established ourselves as an industry leader in the development of:

o	Ethan Allen as a preferred brand;

o	an international network of stores in which the brand and stores share the same name;

o	a network of over 3,000 design consultants who are focused on providing the highest level of service;

o	a full range of stylish, functional and coordinated products for one-stop shopping convenience; and

o	a great value option for consumers, including our everyday best pricing, complementary design service and home delivery.

        A Preferred Brand. Our product strategy has been to position our brand as a preferred brand offering superior quality and value while, at the same time, providing consumers with a convenient, full-service, one-stop shopping solution for their home furnishing needs. To carry out this strategy, we continue to expand our reach to a broader consumer base by offering a diverse selection of functional and stylish value-priced product lines, many of which have been designed to effectively complement one another, reflecting the recent trend toward more eclectic home decorating. Founded in 1932, we have sold our products under the Ethan Allen brand name since 1937. Today, we believe that over 90% of consumers are aware of the Ethan Allen brand and associate it with style, quality, value and service. Since 2002, over 70% of our current product line is new, with the balance refined and enhanced through product redesign, additions, deletions, or finish changes.

        International Network of Stores. As of December 31, 2005, our products were sold through an exclusive network of 313 retail stores, including 132 stores that we owned and operated and 181 stores that were owned and operated by independent retailers under license agreements. Our stores are located primarily in the United States and Canada, with a small number of independently-owned stores located throughout Asia, Canada, the Middle East, Europe, the West Indies and Africa.

        Our Design Consultants. We have a network of over 3,000 design consultants and project managers and logistics staff who we believe provide our customers with the best home decorating service at no additional charge. Our design consultants receive training with respect to the distinctive design and quality features inherent in each of our products, which we believe helps to increase their performance and reduce costly turnover. We believe that our training allows the design consultants to more effectively communicate the elements of style and value that we believe differentiates us from our competitors. As such, we believe that our design consultants, and the complementary service they provide, create a distinct advantage over other home furnishing retailers.

        One-Stop Shopping. We offer our customers the convenience of one-stop shopping by creating a comprehensive home furnishings solution. For example, our product collections consist of case goods, such as beds, dressers, armoires, night tables, dining room chairs and tables, buffets, sideboards, coffee tables, entertainment units, bathroom vanities and home office furniture. Our upholstery home furnishing products include sleepers, recliners, chairs, sofas, loveseats, cut fabrics and leather. Our home accessory products include window treatments, wall décor, lighting, clocks, wood accents, bedspreads, decorative accessories, area rugs, bedding, and home and garden furnishings. By offering such a wide array of products, we believe that we provide the consumer the convenience of one-stop shopping for all of their home furnishing needs.

        Great Value. Over the past year, we introduced an innovative everyday pricing program, eliminating periodic sales events in lieu of an everyday best price on all of our product offerings, which we believe provides our customers with a better value and a more simplified shopping experience. The process through which we evolved to everyday best pricing gave us the opportunity to critically examine all facets of our business, making substantive changes where necessary, in order to more effectively carry out our solutions-based approach to home decorating. This new pricing strategy has enabled us to focus on streamlining our operations, reducing our costs, and reducing lead times to better serve consumers. We believe that this innovation demonstrates our commitment to differentiating ourselves through strategies focused on customer credibility and excellence in service.

Growth

        Our drivers for growth include:

o	monitoring consumer tastes and reacting quickly to changing consumer preferences;

o	opening new stores in strategic areas, including relocating existing ones;

o	leveraging our vertically-integrated structure to further differentiate ourselves as a preferred brand; and

o	refining sales and marketing efforts to reach more consumers.

        Monitoring Consumer Tastes. We continuously monitor consumer demand through internal marketing research and communication with our retailers and store design consultants who provide valuable input on consumer trends. As a result of this monitoring, we believe that we are able to react quickly to changing consumer tastes. Since 2002, over 70% of our current product line is new. We have redefined ourselves by offering more stylish products with added details, providing a higher level of quality, while offering a better value as reflected in our everyday best pricing. We believe that our two most important lifestyle categories in home furnishings are the Classic and the Casual. Our product lines are designed to reflect unique elements applicable to each lifestyle. To accomplish this, our collections consist of case goods and coordinated upholstered products and home accessories, each styled with its own distinct design characteristics. We believe that home accessories play an important role in our marketing program as they enable us to offer the consumer the convenience of one-stop shopping by creating a comprehensive home furnishing solution.

        Opening New Retail Stores. We believe that we are an industry leader in designing stores that reflect the quality and style of the product inside while displaying the product in Classic and Casual lifestyles that reflect the way people aspire to live. Our stores are located in busy urban settings as freestanding destination stores or as part of suburban strip malls, depending upon the real estate opportunities in a particular market. In the past five fiscal years, we and our independent retailers have opened 78 new stores, approximately 40% of which were relocations. In our corporate-owned stores, as a result of our relocation initiatives, we have experienced an increase in store traffic of as much as 148%, with an average increase of 91% over the last five fiscal years, and, in corresponding store sales of as much as 118%, with an average increase of 64% over the last five fiscal years. Over the next several years, we intend to continue to open new retail stores, relocate certain existing stores to prime retail locations in major markets, and where appropriate, acquire stores from, or sell stores to, independent retailers. In fiscal 2006, we anticipate opening approximately 20 new or relocated Ethan Allen branded stores. We will continue to promote the growth and development of our independent retailers by encouraging the relocation and expansion of their stores. Independent retailers, pursuant to license agreements, are authorized to use certain Ethan Allen service marks or trademarks and are required to adhere to certain standards of operations. We believe that these initiatives will be important growth drivers for us.

        Our Vertically-Integrated Structure. We believe that our vertical integration gives us a significant competitive advantage in this dynamic environment as it allows us to design, manufacture, source, distribute, market, and sell our products through over 300 retail stores, the industry’s largest single-sourced, vertically-integrated retail store network. Our vertical integration allows us to control the process from design and product development, domestic manufacturing, balanced with foreign and domestic outsourcing, cost efficient logistics systems, to a coordinated marketing program. We further believe that we differentiate ourselves from the competition by focusing on our strategy of providing solutions to our customers, which we have been developing for over a decade. Our solutions include stylish, functional products, conveniently located stores with inspirational displays, coordinated products for one-stop shopping convenience, complementary design service, and free home delivery. We believe that having seen our vertically-integrated model, several domestic manufacturers are attempting to implement single-brand retail stores. By leveraging our vertically-integrated operating structure and adhering to a solutions-based approach, we believe that we have an opportunity to further differentiate ourselves as a preferred brand and as the most comprehensive and effective provider of home decorating solutions for consumers.

        Marketing and Advertising Efforts. We have developed a highly coordinated, national advertising campaign designed to:

o	capitalize on our existing brand equity; and

o	maintain top-of-mind awareness of the breadth of our product and service offerings.

        We have developed and implemented what we believe is the most coordinated national advertising campaign in the home furnishings industry using television, direct mail, newspapers, magazines and radio to market our products and services. Our direct mail magazine, which features our home furnishings collections in lifestyle settings, is one of our most important marketing tools, and reaches over 50 million households annually. We also use our website to drive additional business into the retail network through lead generation and information sourcing. We believe that our ability to coordinate our advertising efforts for all of our stores provides a competitive advantage over other home furnishing manufacturers and retailers. With an exclusive network of more that 300 retail stores participating, in whole or in part, in a uniform marketing approach and “speaking with one voice,” we believe that we are better positioned to fulfill our brand promise on a consistent basis.

Competition

        Industry Competition. The home furnishings industry is very large, highly competitive and fragmented. Consumer confidence and discretionary spending, particularly for home furnishings, have been impacted during the past year by rising fuel costs, increasing interest rates and the ongoing war in Iraq. The home furnishings industry competes primarily on the basis of product styling and quality, personal service, prompt delivery, product availability and price. Globalization, which represents the most notable change within the industry landscape in recent years, has led to increased competitive pressures. These competitive pressures have been brought about by the increasing volume of imported finished goods and components, particularly for case goods products. The continued development of manufacturing capabilities in other countries, specifically within Asia, has significantly increased overseas production capacities and created over-capacity for many U.S. manufacturers, including us, leading to the consolidation of our least efficient plants. In response to this, we have, in recent years, implemented a blended strategy, establishing relationships with certain manufacturers, both abroad and domestically, to source selected case goods, upholstery, and home accessory items. We intend to continue to balance our domestic production with opportunities to source from foreign and domestic manufacturers, as appropriate, in order to maintain our competitive advantage.

Organizational Chart

        The following chart summarizes our current corporate organizational structure:

        We hold, or have registration applications pending for, numerous trademarks, service marks and design patents for the Ethan Allen name, logos and designs in a broad range of classes for both products and services in the United States and in many foreign countries.

        Ethan Allen Global and Ethan Allen Interiors Inc., Ethan Allen Retail, Inc. and Ethan Allen Operations, Inc. and the other guarantors are Delaware corporations, except for Lake Avenue Associates, Inc., which is a Connecticut corporation, and Ethan Allen Realty, LLC, which is a Delaware limited liability company. Our principal executive offices are located at Ethan Allen Drive, Danbury, Connecticut 06811, and our telephone number at that location is (203) 743-8000. We maintain a web site at http:/ /www.ethanallen.com. The information contained on our web site is not part of this prospectus.

Summary of the exchange offer

The Exchange Offer	We are offering to exchange $200,000,000 aggregate principal amount of Exchange Notes for a like aggregate principal amount of our Initial Notes. In order to be exchanged, the Initial Notes must be properly tendered and accepted. All outstanding Initial Notes that are validly tendered and not validly withdrawn will be exchanged.

Resales of Exchange Notes	Based on certain no-action letters issued by the staff of the SEC to third parties, we believe that the Exchange Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 (the “Securities Act”) provided that:

o	you are acquiring the Exchange Notes in the ordinary course of your business;

o	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes; and

o	you are not an affiliate of us within the meaning of Rule 405 under the Securities Act.

If any of these conditions is not true and you transfer any Exchange Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability.

Each broker-dealer that receives Exchange Notes for its own account may be deemed an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. A broker-dealer may use this prospectus for any offer to resell, resale and other transfer of Exchange Notes received in exchange for Initial Notes which were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Letter of Transmittal that accompanies this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Registration Rights	The terms of the registration rights agreement which we entered into with the initial purchasers for the Initial Notes (the “Registration Rights Agreement”) granted you certain exchange and registration rights with respect to your Initial Notes. This exchange offer is intended to satisfy all of those rights, and those rights will terminate when the exchange offer is completed. If you do not exchange your Initial Notes for Exchange Notes, you will no longer be able to obligate us to register your Initial Notes under the Securities Act except in the limited circumstances provided under the Registration Rights Agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer your Initial Notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. See “Risk Factors — Risks relating to the exchange offer — A failure to participate in the exchange offer may have adverse consequences.”

Expiration Date	The exchange offer will expire at 11:59 p.m., New York City time, on April 7, 2006 (the “Expiration Date”) unless we decide to extend it.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than certain customary conditions, including that:

o	there is no change in laws and regulations that would impair our ability to proceed with the exchange offer;

o	there is no change in the current interpretation of the staff of the SEC that permits resales of the Exchange Notes;

o	there is no stop order issued by the staff of the SEC that suspends the effectiveness of the registration statement of which this prospectus is a part;

o	there is no litigation that impairs our

ability to proceed with the exchange offer; and

o	we obtain all the governmental approvals we deem necessary for the exchange offer.

See “The Exchange Offer—Conditions of the exchange offer.”

Procedures for Tendering Initial Notes	If you wish to participate in the exchange offer, you must complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, and mail or otherwise deliver it together with your Initial Notes and any other documents required by the Letter of Transmittal to U.S. Bank National Association, as Exchange Agent, at the address indicated on the Letter of Transmittal. In the alternative, you may tender your Initial Notes by following the procedures for book-entry transfer described in this prospectus. See “The Exchange offer—Procedures for tendering.”

Special Procedures for Beneficial Owners	If your Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your Initial Notes in the exchange offer. See “The Exchange offer—Procedures for tendering.”

Guaranteed Delivery Procedures	If you wish to tender your Initial Notes and you cannot get your required documents to the Exchange Agent prior to the Expiration Date, you may tender your Initial Notes according to the guaranteed delivery procedures described under “The Exchange offer—Guaranteed delivery procedures.”

Withdrawal Rights	You may withdraw the tender of your Initial Notes at any time prior to 11:59 p.m., New York City time, on the Expiration Date. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the Exchange Agent at its address set forth under “The Exchange offer—Exchange agent” prior to 11:59 p.m., New York City time, on the Expiration Date.

Material U.S. Federal Income Tax Consequences	The exchange of the Initial Notes for Exchange Notes will not be a taxable exchange for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes. The exchange offer is intended solely to satisfy certain of our obligations under the Registration Rights Agreement.

Exchange Agent	U.S. Bank National Association is serving as the Exchange Agent in connection with the exchange offer.

Summary of the terms of the exchange notes

Issuer	Ethan Allen Global.

Notes Offered	$200,000,000 aggregate principal amount of 5.375% Senior Notes due 2015. The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes, except that the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not be entitled to registration rights under the Registration Rights Agreement. The Exchange Notes will evidence the same debt as the Initial Notes and both the Initial Notes and the Exchange Notes are governed by the same Indenture.

Maturity Date	October 1, 2015.

Interest and Interest Payment Dates	The Exchange Notes will accrue interest at a rate of 5.375% per annum, payable semi-annually on each April 1 and October 1 of each year, beginning on April 1, 2006.

Guarantees	The Exchange Notes will be guaranteed on a senior unsecured basis by Ethan Allen Interiors Inc., Ethan Allen Retail, Inc., Ethan Allen Operations, Inc., Ethan Allen Realty, LLC, Lake Avenue Associates, Inc. and Manor House, Inc.

Ranking	The Exchange Notes will rank senior to present and future subordinated debt and equally with present and future senior debt and obligations of

Ethan Allen Global and each of the guarantors.

Optional Redemption	We may redeem the Exchange Notes in whole at any time or in part from time to time at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

Certain Covenants	The indenture will contain covenants that limit our ability, and the ability of certain of our subsidiaries, to:

o	incur certain liens to secure indebtedness;

o	engage in sale-leaseback transactions; and

o	merge, amalgamate or consolidate or sell all or substantially all of such company’s assets.

These covenants are subject to important exceptions and qualifications, which are described in “Description of the Notes— Covenants.” See “Risk Factors— Risks relating to the Notes.”

Transfer Restrictions	There has previously been only a limited secondary market, and no public market, for the Initial Notes. There is no established trading market for the Exchange Notes. We do not currently intend to apply for listing of the Exchange Notes on any national securities exchange or for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development of any market for, or the liquidity of any market that may develop for, the Exchange Notes. See “Risk Factors— Risks relating to the exchange offer — You may find it difficult to sell your Exchange Notes.”

Summary Consolidated Financial Data

        The following table sets forth selected consolidated financial data of Ethan Allen Interiors Inc. and its consolidated subsidiaries. The consolidated statements of operations data for the years ended June 30, 2003, 2004, and 2005, and the consolidated balance sheet data as of June 30, 2004 and 2005 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent registered public accounting firm, and are incorporated by reference in this prospectus. The consolidated statement of operations data for the years ended June 30, 2001 and 2002, and the consolidated balance sheet data as of June 30, 2001, 2002 and 2003, have been derived from our consolidated financial statements not included or incorporated by reference in this prospectus. The consolidated statements of operations data for the six months ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements which are incorporated by reference in this prospectus. Certain of the summary financial data for the year ended June 30, 2005 have been adjusted to reflect the offering of the Initial Notes and the initial application of the gross proceeds therefrom. You should read the information below in conjunction with the “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

						Fiscal Year Ended June 30,	Six Months Ended December 31,
(in thousands, except per share data, financial ratios and store count data)	2001	2002	2003	2004	2005	2005	2004	2005
						(as adjusted)
Statement of Operations Data:
Net sales	$904,133	$892,288	$907,264	$955,107	$949,012	$949,012	$475,598	$527,317
Cost of sales	490,509	471,018	457,924	494,072	487,958	487,958	245,772	260,923
Restructuring and impairment charge, net(1)	6,906	5,123	13,131	12,520	(219)	(219)	(219)	4,241
Selling, general and administrative expenses	281,723	286,888	316,752	322,111	332,295	332,295	162,515	189,671
Operating income	124,995	129,259	119,457	126,404	128,978	128,978	67,530	72,482
Interest and other (income) expense, net	(2,056)	(2,344)	(517)	(2,691)	(442)	(442)	(959)	2,199
Income before income tax expense	127,051	131,603	119,974	129,095	129,420	129,420	68,489	70,283
Income tax expense	48,025	49,746	45,350	49,617	50,082	50,082	26,597	26,989
Net income	79,026	81,857	74,624	79,478	79,338	79,338	41,892	43,294
Balance Sheet Data (at end of period):
Cash and cash equivalents	$48,112	$75,688	$54,356	$27,528	$3,448	$203,448	$27,045	$175,008
Total assets	621,069	690,812	735,008	658,367	628,386	828,386	646,596	807,909
Working capital	183,863	193,354	228,177	161,772	130,423	330,423	157,599	291,419
Current ratio	2.70	2.50	2.70	2.18	1.97	3.47	2.22	3.03
Total debt, including capital lease obligations	9,487	9,321	10,218	9,221	12,510	212,510	4,551	202,908
Shareholders' equity	462,163	508,170	533,922	456,140	434,068	434,068	450,978	417,877
Book value per basic share	$11.73	$13.09	$14.20	$12.27	$12.26	$12.26	$12.56	$12.47
Book value per diluted share	11.46	12.72	13.84	11.91	11.99	11.99	12.24	12.21
Income per basic share from continuing operations	$3.23	$3.39	$3.19	$3.47	$3.66	$3.66	$1.91	$2.10
Income per diluted share from continuing operations	3.15	3.29	3.11	3.37	3.58	3.58	1.86	2.05
Other Financial Data:
Depreciation and amortization(2)	$20,295	$19,503	$21,634	$21,854	$21,338	$21,338	$10,646	$10,855
Capital expenditures, including acquisitions(3)	48,238	73,481	39,781	24,976	34,381	34,381	16,166	22,839

						Fiscal Year Ended June 30,	Six Months Ended December 31,
(in thousands, except per share data, financial ratios and store count data)	2001	2002	2003	2004	2005	2005	2004	2005
						(as adjusted)

Cash dividends declared(4)	0.16	0.18	0.25	3.40	0.60	0.60	0.30	0.36
Other Operating Data:
EBITDA(5)	$147,948	$151,606	$142,112	$151,449	$151,414	$151,414	$79,372	$84,279
Total debt to EBITDA	0.06	0.06	0.07	0.06	0.08	1.40	0.06	2.41
EBITDA to interest expense	245.76	303.21	281.97	302.90	230.81	230.81	334.90	26.83
Total number of stores owned	312	316	309	311	313	313	314	313
Number of company-owned stores	84	103	119	127	126	126	125	132
Number of independently-owned stores	228	213	190	184	187	187	189	181

The footnotes to the preceding table appear on pages 35-37.

Risk Factors

        An investment in the Exchange Notes involves a degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, before participating in the exchange offer. If any of the following risks or uncertainties actually occur, our financial condition, results of operations, cash flow or business could be materially or adversely affected.

Risks relating to us

        We face changes in global and local economic conditions that may adversely affect consumer demand and spending, our manufacturing operations or sources of merchandise.

        Historically, the home furnishings industry has been subject to cyclical variations in the general economy and to uncertainty regarding future economic prospects. We are currently confronted with the risk of increased expenses and decreased demand from customers as a result of recent natural disasters and other unfavorable weather conditions, the war in Iraq, armed conflicts and terrorist attacks. These global uncertainties, as well as other variations in global economic conditions such as rising fuel costs and increasing interest rates, may continue to cause inconsistent and unpredictable consumer spending habits, while increasing our own fuel, utility, transportation or security costs. These risks, as well as industrial accidents or work stoppages, could also severely disrupt our manufacturing operations, which could have a material adverse effect on our financial performance.

        We import a portion of our merchandise from foreign countries. As a result, our costs may be increased by events affecting international commerce and businesses located abroad, including changes in international trade, central bank actions and other governmental policies of the U.S. and the countries from which we import a portion of our merchandise. The inability to import products from certain foreign countries or the imposition of significant tariffs could have a material adverse effect on our results of operations.

        Competition from overseas manufacturers continues to increase and may adversely affect our business, operating results or financial condition.

        Our wholesale business segment is involved in the development of our brand, which encompasses the design, manufacture, sourcing, sales and distribution of our home furnishings products, and competes with other U.S. and foreign manufacturers. Our retail business segment sells home furnishings to consumers through a network of company-owned stores, and competes against other retailers locally, regionally and nationally.

        Our retail segment competes against a diverse group of retailers ranging from specialty stores to traditional furniture and department stores, and our competitors operate locally, regionally and nationally. We also compete with these and other retailers for appropriate retail locations as well as for qualified design consultants and management personnel. Such competition could adversely affect our future financial performance.

        Industry globalization has led to increased competitive pressures brought about by the increasing volume of imported finished goods and components, particularly for case good products, and the development of manufacturing capabilities in other countries, specifically within Asia. The increase in overseas production capacity in recent years has created over-capacity for many U.S. manufacturers, including us, which has led to industry-wide plant consolidation. In addition, because many foreign manufacturers are able to maintain substantially lower production costs, including the cost of labor and overhead, imported product may be sold at a lower price to consumers which, in turn, has led to some measure of industry-wide price deflation.

        We cannot assure you that we will be able to establish or maintain relationships with certain manufacturers, either abroad or domestically, to supply us with selected case goods, upholstery and home accessory items to enable us to maintain our competitive advantage. In addition, the recent emergence of foreign manufacturers has served to broaden the competitive landscape. Some of these competitors produce furniture types not manufactured by us and may have greater financial and other resources available to them. This competition could adversely affect our future financial performance.

        Failure to successfully anticipate or respond to changes in consumer tastes and trends in a timely manner could adversely impact our business, operating results and financial condition.

        Sales of our products are dependent upon consumer acceptance of our product designs, styles, quality and price. We continuously monitor consumer demand through internal marketing research and communication with our retailers and store design consultants who provide valuable input on consumer trends. As with all retailers, our business is susceptible to changes in consumer tastes and trends. Such tastes and trends can change rapidly and any delay or failure to anticipate or respond to changing consumer tastes and trends in a timely manner could adversely impact our business, operating results and financial condition.

        Our success depends upon our brand, marketing and advertising efforts and pricing strategies, and if we are not able to maintain and enhance our brand or if we are not successful in these efforts, our business and operating results could be adversely affected.

        Maintaining and enhancing our brand is critical to our ability to expand our base of customers and may require us to make substantial investments. Our advertising campaign uses television, direct mail, newspapers, magazines and radio to maintain and enhance our existing brand equity. We cannot assure you that our marketing, advertising and other efforts to promote and maintain our brand or our everyday best pricing strategy will not require us to incur substantial costs. If these efforts are unsuccessful or we incur substantial costs in connection with these efforts, our business, operating results and financial condition could be adversely affected.

         Failure to protect our intellectual property could adversely affect us.

        We believe that our patents, trademarks, service marks, trade secrets, copyrights and all of our other intellectual property are important to our success. We rely on patent, trademark, copyright and trade secret laws, and confidentiality and restricted use agreements, to protect our intellectual property and may seek licenses to intellectual property of others. Some of our intellectual property is not covered by any patent, trademark, or copyright or any applications for the same. We cannot assure you that agreements designed to protect our intellectual property will not be breached, that we will have adequate remedies for any such breach, or that the efforts we take to protect our proprietary rights will be sufficient or effective. Any significant impairment of our intellectual property rights or failure to obtain licenses of intellectual property from third parties could harm our business or our ability to compete. Moreover, we cannot assure you that the use of our technology or proprietary know-how or information does not infringe the intellectual property rights of others. If we have to litigate to protect or defend any of our rights, such litigation could result in significant expense to us.

        We may not be able to maintain our current store locations at current costs. We may also fail to successfully select and secure store locations.

        Our stores are located in busy urban settings as freestanding destination stores or as part of suburban strip malls, depending upon the real estate opportunities in a particular market. Our business competes with other retailers and as a result, our success may be affected by our ability to renew current store leases and to select and secure appropriate retail locations for existing and future stores.

        We depend on key personnel and could be affected by the loss of their services.

        The success of our business depends upon the services of certain senior executives, and in particular, the services of M. Farooq Kathwari, Chairman of the Board, President and Chief Executive Officer, who is the only one of our senior executives who has a written employment agreement with us. The loss of any such person or other key personnel could have a material adverse effect on our business and results of operations.

        Fluctuations in the price, availability and quality of raw materials could cause delay which could result in a decrease in our sales and increase costs, which could adversely impact our earnings.

        We use various types of wood, foam, fibers, fabrics, leathers, and other raw materials in manufacturing our furniture. Certain of our raw materials, including fabrics, are purchased both abroad and domestically. Fluctuations in the price, availability and quality of raw materials could cause increased costs or a delay, in manufacturing our products, which in turn could result in a delay in delivering products to our customers. For example, lumber prices fluctuate over time based on factors such as weather and demand, which in turn, impact availability. Upward trends in prices could have an adverse effect on margins. Delays or cost increases could lower our sales, adversely impacting our earnings.

        In addition, certain suppliers may require extensive advance notice of our requirements in order to produce products in the quantities we desire. This long lead time may require us to place orders far in advance of the time when certain products will be offered for sale, thereby exposing us to risks relating to shifts in consumer demand and trends, and any downturn in the U.S. economy.

        As we expand and grow our business, we may rely on external funding sources to finance our operations and growth.

        Historically, we have relied upon our cash from operations to fund our operations and growth. As we expand our business, we may rely on external funding sources, which will include the proceeds from the issuance and sale of the Initial Notes and our $200 million revolving bank line of credit available under the credit facility. Any unexpected reduction in cash flow from operations could increase our external funding requirements to levels above those currently available. There can be no assurance that we will not experience unexpected cash flow shortfalls in the future or that any increase in external funding required by such shortfalls will be available.

        Our business is sensitive to increasing labor costs, competitive labor markets, our continued ability to retain high-quality personnel and risks of work stoppages.

        The market for qualified employees and personnel in the retail and manufacturing industry is highly competitive. Our success depends upon our ability to attract, retain and motivate qualified craftsmen, management, marketing and sales personnel and upon the continued contributions of these individuals. We cannot assure you that we will be successful in attracting and retaining qualified personnel. A shortage of qualified personnel may require us to enhance our wage and benefits package in order to compete effectively in the hiring and retention of qualified employees. Our labor costs may continue to increase, and such increases may not be recovered. In addition, some of our employees are covered by collective bargaining agreements with local labor unions. Although we do not anticipate any difficulty renegotiating these contracts as they expire, a labor-related stoppage by these unionized employees could adversely affect our business and results of operations. The loss of the services of key personnel or our failure to attract additional qualified personnel could have a material adverse effect on our business, operating results and financial condition.

        Our results of operations for any quarter are not necessarily indicative of our results of operations for a full year.

        Sales of furniture and other home furnishing products fluctuate from quarter to quarter due to such factors as changes in global and regional economic conditions, changes in competitive conditions, changes in production schedules in response to seasonal changes in energy costs and weather conditions, and changes in consumer order patterns. From time to time, we have experienced, and may continue to experience, volatility with respect to demand for our home furnishing products. Accordingly, results of operations for any quarter are not necessarily indicative of the results of operations for a full year.

        Our current and former manufacturing operations are subject to increasingly stringent environmental, health and safety requirements.

        We use and generate hazardous substances in our manufacturing and retail operations. In addition, both the manufacturing properties on which we currently operate and those on which we have ceased operations are and have been used for industrial purposes. Our manufacturing operations and, to a lesser extent, our retail operations involve risk of personal injury or death. We are subject to increasingly stringent environmental, health and safety laws and regulations relating to our current and former properties and our current operations. These laws and regulations provide for substantial fines and criminal sanctions for violations and sometimes require the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. In addition, we may become subject to potentially material liabilities for the investigation and cleanup of contaminated properties and to claims alleging personal injury or property damage resulting from exposure to or releases of hazardous substances or personal injury as a result of an unsafe workplace. We have been identified as a potentially responsible party in connection with five sites that are currently listed, or proposed for inclusion, on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act or its state counterpart. In addition, noncompliance with, or stricter enforcement of, existing laws and regulations, adoption of more stringent new laws and regulations, discovery of previously unknown contamination or imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could be material.

Risks relating to the Exchange Notes

        We are subject to restrictive covenants and conditions under our credit facility. We are also subject to certain covenants and conditions under the indenture. These covenants and conditions could significantly affect the way in which we conduct our business and restrict our ability to repay the Notes. Our failure to comply with these covenants could lead to an acceleration of our debt.

        The credit facility contains a number of covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, repay or refinance other indebtedness or amend other debt instruments, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, and make certain payments and investments. The credit facility also requires us to comply with specified financial covenants, including a fixed charge coverage ratio and a maximum leverage ratio. The indenture contains covenants that limit our ability to incur certain liens to secure indebtedness, engage in sale-leaseback transactions or merge, amalgamate, consolidate or sell all or substantially all of our assets.

        Our ability to continue to comply with these covenants and conditions may be affected by events beyond our control. The breach of any of the covenants contained in the credit facility or failure to comply with certain conditions, including the continued accuracy of our representations and warranties, unless waived by the lenders, would be a default under the credit facility. This would permit the lenders to accelerate the maturity of the credit facility. It would also permit the lenders to terminate their commitments to extend credit under the credit facility. This could have an immediate material adverse effect on our liquidity. An acceleration of maturity of the credit facility may permit the holders of the Notes to accelerate the maturity of the Notes. Acceleration of maturity of the Exchange Notes would permit the lenders to accelerate the maturity of the credit facility and terminate their commitments to extend credit under our credit facility, unless we were able to obtain a waiver from the lenders. We cannot assure you that we would have sufficient funds to make these accelerated payments or that we would be able to obtain any such waiver on acceptable terms or at all.

        Our ability to service our debt, including the Notes, and meet our other obligations depends on certain factors beyond our control.

        Our ability to service our debt, including the Notes, and meet our other obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including certain factors beyond our control such as, among other things, changes in global and regional economic conditions, changes in consumer demand for, and acceptance of, our products, changes in our industry, changes in interest rates and inflation in raw materials, energy and other costs.

        If our cash flow and capital resources are insufficient to enable us to service our debt and meet these obligations as they become due, we could be forced to reduce or delay capital expenditures, sell assets or businesses, limit or discontinue, temporarily or permanently, business plans, activities or operations, obtain additional debt or equity financing, or restructure or refinance debt. We cannot assure you as to the timing of such actions or the amount of proceeds that could be realized from such actions.

        The Notes will be structurally subordinated to creditors of our subsidiaries that are not guarantors of the Notes.

        Ethan Allen Interiors Inc., one of the guarantors, is the parent company. It is a holding company with no material operations or assets other than the common stock of Ethan Allen Global. Its principal liabilities consist of its guarantees of the credit facility and the Notes, and guarantees of debt and commercial obligations of Ethan Allen Global’s subsidiaries. Although Ethan Allen Global is the issuer, a substantial majority of our assets, on a consolidated basis, are held by Ethan Allen Retail, Inc., Ethan Allen Operations, Inc., Ethan Allen Realty, LLC and other subsidiary guarantors. In addition, some of our assets are held by subsidiaries that are not guarantors. Our ability, and the ability of noteholders, to realize upon the assets of any subsidiary that is not a guarantor of the Notes in any liquidation, bankruptcy, reorganization or similar proceedings involving such subsidiary will be subject to the claims of their respective creditors, including their respective trade creditors and holders of their respective debt. As a result, the Notes will be structurally subordinated to all existing and future debt and other obligations, including trade payables, of our subsidiaries that are not guarantors of the Notes. At December 31, 2005, the debt and liabilities of such non-guarantor subsidiaries would have totaled approximately $9.0 million (excluding intercompany trade and other miscellaneous liabilities of approximately $7.2 million).

        Except as otherwise noted in this risk factor, the financial information included or incorporated by reference in this prospectus is presented on a consolidated basis. As a result, such financial information does not completely indicate the historical or as adjusted assets, liabilities or operations of each source of funds for payment of debt service on the Notes.

        Because the Notes are not secured, future secured lenders will have a prior claim on our secured assets.

        The Notes and our credit facility are not secured by any of our assets. While the indenture does have limitations on liens that we can incur to secure indebtedness, we may incur some secured indebtedness in the future without securing the Notes. Therefore, if we become insolvent or are liquidated, or if payment under the Notes is accelerated, the lenders under such instruments would be entitled to exercise the remedies available to secured lenders under applicable law and pursuant to instruments governing such indebtedness. Accordingly, such lenders will have a prior claim on those of our assets securing their indebtedness. Because the Notes are not secured by any of our assets, it is possible that there would be no assets remaining from which claims of the holders of the Notes could be satisfied or (if any such assets remained) such assets might be insufficient to satisfy such claims in full.

        In the event of the bankruptcy or insolvency of Ethan Allen Interiors Inc. or any of the subsidiary guarantors, the guarantee of the Notes by Ethan Allen Interiors Inc. or such subsidiary could be voided and subordinated.

        In the event of the bankruptcy or insolvency of Ethan Allen Interiors Inc. or any of the subsidiary guarantors, its guarantee would be subject to review under relevant fraudulent conveyance, fraudulent transfer, equitable subordination and similar statutes and doctrines in a bankruptcy or insolvency proceeding or a lawsuit by or on behalf of creditors of that guarantor. Under those statutes and doctrines, if a court were to find that the guarantee was incurred with the intent of hindering, delaying or defrauding creditors or that the guarantor received less than a reasonably equivalent value or fair consideration for its guarantee and, at the time of its incurrence, the guarantor:

o	was insolvent or rendered insolvent by reason of the incurrence of its guarantee;

o	was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

o	intended to, or believed that it would, incur debts beyond its ability to pay as they matured or became due;

then the court could void or subordinate its guarantee. If the guarantee of a guarantor is voided or subordinated, holders of the Notes would effectively be subordinated to all indebtedness and other liabilities of that guarantor.

Risks relating to the exchange offer

A failure to participate in the exchange offer may have adverse consequences.

        The Initial Notes have not been registered under the Securities Act or any state securities laws. As a result, the Initial Notes may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom. Initial Notes that bear legends restricting their transfer that are not exchanged will continue to bear those legends. In addition, upon completion of the exchange offer, the holders of

Initial Notes that are not exchanged will not be entitled to have their Initial Notes registered under the Securities Act, and will not have any similar rights under the Registration Rights Agreement. We currently do not intend to register under the Securities Act any Initial Notes that remain outstanding after completion of the exchange offer.

        To the extent that Initial Notes are tendered and accepted in the exchange offer, the principal amount of the outstanding Initial Notes will be reduced by the principal amount so tendered and exchanged and a holder’s ability to sell unexchanged Initial Notes could be adversely affected. As a result, the liquidity of the market for unexchanged Initial Notes could be adversely affected by completion of the exchange offer.

You may find it difficult to sell your Exchange Notes.

        The Initial Notes were not registered under the Securities Act or any state securities laws and may not be resold unless they are subsequently registered or resold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. The Exchange Notes will be registered under the Securities Act but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

o	the development of any market for the Exchange Notes;

o	the liquidity of any such market that may develop;

o	the ability of holders of Exchange Notes to sell their Exchange Notes; or

o	the price at which the holders of the Exchange Notes would be able to sell their Exchange Notes.

        We do not intend to list the Exchange Notes on any national securities exchange or for quotation through any automated quotation system. We cannot assure you that an active trading market will develop for the Exchange Notes, or that any trading market that may develop will be liquid. If an active trading market for the Exchange Notes were to develop, the Exchange Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. If a market for the Exchange Notes does not develop, purchasers may be unable to resell their Exchange Notes for an extended period of time, if at all. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. We cannot assure you that the market for the Exchange Notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect a holder of the Exchange Notes.

Forward Looking Statements

        This prospectus includes or incorporates by reference various forward-looking statements. In addition, we or our representatives have made or may make forward-looking statements on telephone or conference calls, by webcast or emails, in person, in presentations or written materials, or otherwise, orally or in writing. Such forward-looking statements are sometimes identified by words such as “will,” “may,” “project,” “should,” “would,” “could,” “target,” “goal,” “anticipate,” “plan,” “believe,” “estimate,” “expect” or “intend” or words or phrases of similar import. These forward-looking statements reflect our current expectations concerning future results and events, and actual results and events may differ materially.

        All forward-looking statements are subject to various risks and uncertainties, including but not limited to: the effects of terrorist attacks or conflicts or wars involving the United States or its allies or trading partners; the effects of labor strikes; weather conditions that may affect sales; volatility in fuel, utility, transportation and security costs; changes in global or regional political or economic conditions, including changes in governmental and central bank policies; changes in business conditions in the furniture industry, including changes in consumer spending patterns and demand for home furnishings; effects of our brand awareness and marketing programs, including changes in demand for our products and acceptance of our new products; our ability to locate new store sites or negotiate favorable lease terms for additional stores or for expansion of existing stores; competitive factors, including changes in the products or marketing efforts of others; pricing pressures; fluctuations in interest rates and the cost, availability and quality of raw materials; those matters discussed in our SEC filings; and future decisions by us.

        Occurrence of any of the events or circumstances described above could have a material adverse effect on our business, financial condition, results of operations or cash flow. No assurance can be given that any future transaction about which forward-looking statements may be made will be completed or as to the timing or terms of any such transaction. All subsequent written and oral forward-looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC’s rules, we have no duty to update these statements.

The Exchange Offer

Purpose of the exchange offer

        The Initial Notes were initially issued and sold by Ethan Allen Global on September 27, 2005 to J.P. Morgan Securities Inc. (the “Initial Purchaser”) pursuant to a Purchase Agreement dated September 22, 2005 (the “Purchase Agreement”). The Initial Purchaser subsequently resold the Initial Notes to:

o	qualified institutional buyers, as defined in Rule 144A under the Securities Act in reliance on Rule 144A; and

o	non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

        Pursuant to the Purchase Agreement, Ethan Allen Global and the Initial Purchaser entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we agreed to use our commercially reasonable efforts to cause to be filed with the SEC an exchange offer registration statement and to keep such registration statement effective for at least 180 days after consummation of the exchange offer.

        The summary herein of the material provisions of the Registration Rights Agreement does not purport to be complete and we refer you to the provisions of the Registration Rights Agreement, which has been incorporated by reference into the registration statement of which this prospectus is a part.

        The registration statement of which this prospectus is a part is intended to satisfy our obligations with respect to the registration of Exchange Notes in accordance with the terms of the Registration Rights Agreement.

        Following completion of the exchange offer, holders of Initial Notes not validly tendered in the exchange offer and holders of Exchange Notes will not have any further registration rights. In addition, holders of Initial Notes will continue to be subject to restrictions on transfer of their Initial Notes. Accordingly, the liquidity of the market for Initial Notes could be adversely affected. See, “Risk Factors—A failure to participate in the exchange offer may have adverse consequences.”

        Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by each holder of Exchange Notes (other than a broker-dealer who acquired the Initial Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder:

o	is acquiring the Exchange Notes in the ordinary course of its business;

o	is not participating in, and does not intend to participate in, a distribution of the Exchange Notes within the meaning of the Securities Act, and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes within the meaning of the Securities Act; and

o	is not an affiliate (as defined in Rule 405 under the Securities Act) of Ethan Allen Global or any Guarantor.

        By tendering Initial Notes in exchange for Exchange Notes, each holder, other than a broker-dealer, will be required to make representations to that effect. If a holder of Initial Notes is participating in or intends to participate in a distribution of the Exchange Notes, or has any arrangement or understanding with any person to participate in a distribution of the Exchange Notes to be acquired pursuant to the exchange offer, such holder may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. Any such holder will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

        Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal that accompanies this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may utilize this prospectus, as it may be amended or supplemented from time to time, in connection with offers to resell and other transfers of Exchange Notes received in exchange for Initial Notes that were acquired by such broker-dealer as a result of market-making or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for a period of time not to exceed 180 days after the consummation of the exchange offer for use in connection with any such offer to resell, resale or other transfer. See “Plan of Distribution.”

Terms of the exchange offer

        Upon the terms and conditions described in this prospectus and the accompanying Letter of Transmittal, we will accept any and all Initial Notes that are validly tendered and that are not withdrawn prior to the Expiration Date or such later time and date to which we extend the exchange offer in our reasonable judgment. We will issue $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Initial Notes validly tendered pursuant to the exchange offer and not withdrawn prior to the Expiration Date. Initial Notes may only be tendered in integral multiples of $1,000.

        The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes, except that:

o	the Exchange Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer; and

o	the holders of the Exchange Notes will not be entitled to any of the registration rights of holders of Initial Notes under the Registration Rights Agreement, which rights, in any event, will terminate upon the completion of the exchange offer.

The Exchange Notes will represent the same indebtedness as the Initial Notes and will be issued under, and be entitled to the benefits of, the Indenture that authorized the issuance of the Initial Notes. The Exchange Notes and the Initial Notes will be treated as a single class of securities under the Indenture.

        As of the date of this prospectus, $200,000,000 in aggregate principal amount of Initial Notes is outstanding. Only a registered holder of Initial Notes (or such holder’s legal representative or attorney-in-fact), as reflected in the Trustee’s records under the Indenture, may participate in the exchange offer. There is no fixed record date for determining holders of the Initial Notes entitled to participate in the exchange offer. Holders of Initial Notes do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act and the rules and regulations of the SEC thereunder.

        We will be deemed to have accepted validly tendered Initial Notes when, and if, we give oral or written notice to the U.S. Bank National Association, as Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Initial Notes for the purposes of receiving the Exchange Notes from us.

        You will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Initial Notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with this exchange offer. See “—Fees and Expenses.”

Extension; Amendments

        In order to extend the exchange offer, we are obligated to notify the Exchange Agent of any extension by oral notice (promptly confirmed in writing) or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        We expressly reserve the right in our discretion to:

o	delay accepting any Initial Notes due to an extension of the exchange offer,

o	extend the exchange offer, or

o	amend the terms of the exchange offer in any manner,

by giving oral or written notice of such delay, extension or amendment to the Exchange Agent. Any notice extending the exchange offer will disclose the number of securities tendered as of the notice’s date as required by Rule 14e-1(d) under the Exchange Act. However, all conditions other than those dependent upon receipt of any required governmental approval must be satisfied or waived prior to the expiration of the exchange offer (as extended, if applicable), in order for us to complete the exchange offer.

        If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that we will distribute to each registered holder of Initial Notes. In addition, we will also extend the exchange offer for an additional five to ten business days, depending on the significance of the amendment, if the exchange offer would otherwise expire during such period.

        Without limiting the manner in which we may choose to make a public announcement of any delay, extension or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely news release to an appropriate news agency.

Procedures for tendering

        Only a registered holder of Initial Notes (or such registered holder’s legal representative or attorney-in-fact) may tender such Initial Notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name Initial Notes are registered on the books of the Trustee under the Indenture or any other person who has obtained a properly completed bond power from such a registered holder. To tender your Initial Notes in the exchange offer, you must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal or such facsimile together with the certificates representing the Initial Notes being tendered and any other required documents to the Exchange Agent at the address set forth below under “—Exchange Agent” for receipt at or prior to 11:59 p.m. New York City time on the Expiration Date. Alternatively, you may either:

o	send a timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such Initial Notes, if such procedure is available, into the Exchange Agent’s account at the Depository Trust Company (“DTC” or the “Depository”) pursuant to the procedure for book-entry transfer described below, at or prior to 11:59 p.m. on the Expiration Date; or

o	comply with the guaranteed delivery procedures described below.

        Your tender of Initial Notes will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal.

        THE METHOD OF DELIVERY OF INITIAL NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR ANY INITIAL NOTES TO US. YOU MAY REQUEST YOUR BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT SUCH TENDER ON YOUR BEHALF.

        If you are the beneficial owner of Initial Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Initial Notes, you should contact the registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the Letter of Transmittal and delivering your Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Initial Notes are tendered:

o	by a registered holder who has not completed the box titled “Special Delivery Instructions” on the Letter of Transmittal; or

o	for the account of an Eligible Institution.

        In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or The National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the U.S., or an “eligible guarantor institution” (within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934) that is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an “Eligible Institution”).

        If the Letter of Transmittal is signed by a person other than the registered holder of any Initial Notes listed therein, such Initial Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder’s name appears on the Initial Notes.

        If the Letter of Transmittal or any Initial Notes are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the Letter of Transmittal.

        The Exchange Agent and the Depository have confirmed that any financial institution that is a participant in the Depository’s system may utilize the Depository’s Automated Tender Offer Program to tender Initial Notes.

        A tender will be deemed to have been received as of the date when the tendering holder’s duly signed Letter of Transmittal accompanied by the Initial Notes being tendered (or a timely confirmation received of a book-entry transfer of Initial Notes into the Exchange Agent’s account at the Depository with an Agent’s Message, as defined under “—Book-Entry Transfer”) or a Notice of Guaranteed Delivery from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Initial Notes tendered pursuant to a Notice of Guaranteed Delivery by an Eligible Institution will be made only against delivery of the Letter of Transmittal (and any other required documents) and the tendered Initial Notes (or a timely confirmation received of a book-entry transfer of Initial Notes into the Exchange Agent’s account at the Depository with an Agent’s Message) to the Exchange Agent.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Initial Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes that if accepted, in our opinion or in our counsel’s opinion, would be unlawful. We also reserve the right to waive any defects or irregularities as to particular Initial Notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured prior to the expiration of the exchange offer. Although we intend to notify you of defects or irregularities with respect to tenders of Initial Notes, neither we, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

        While we presently have no plan to acquire any Initial Notes that are not tendered in the exchange offer, or to file a registration statement to permit resales of any Initial Notes that are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any Initial Notes that remain outstanding subsequent to the Expiration Date and, to the extent permitted by applicable law, purchase Initial Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all Initial Notes properly tendered and will issue the Exchange Notes promptly after the expiration of the exchange offer. However, all conditions other than those dependent upon receipt of any required governmental approval must be satisfied or waived prior to the expiration of the exchange offer (as extended, if applicable), in order for us to complete the exchange offer. For purposes of the exchange offer, the Initial Notes will be deemed to have been accepted as validly tendered for exchange when, and if, we have given oral or written notice to the Exchange Agent.

Return of Initial Notes

        If any tendered Initial Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Initial Notes are withdrawn, we will return the unaccepted, withdrawn or non-

exchanged Initial Notes to you without expense (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent’s account at the Depository pursuant to the book-entry transfer procedures described below, the Initial Notes will be credited to an account maintained with the Depository) promptly after withdrawal, rejection of tender, the Expiration Date or earlier termination of the exchange offer.

Book-Entry transfer

        The Exchange Agent will make a request to establish an account with respect to the Initial Notes with the Depository for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in the Depository’s Book-Entry Transfer Facility system may make book-entry delivery of the Initial Notes by causing the Depository to transfer such Initial Notes into the Exchange Agent’s account and to deliver an “Agent’s Message” (as defined below) on or prior to the Expiration Date in accordance with the Depository’s procedures for such transfer and delivery. If delivery of Initial Notes is effected through book-entry transfer into the Exchange Agent’s account at the depository and an Agent’s Message is not delivered, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be transmitted to and received or confirmed by the Exchange Agent at its address set forth herein under “—Exchange Agent” prior to 11:59 p.m., New York City time on the Expiration Date or pursuant to the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO THE DEPOSITORY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. All references in this prospectus to deposit of Initial Notes will be deemed to include DTC’s book-entry delivery method.

        The term “Agent’s Message” means a message transmitted by the Depository to and received by the Exchange Agent and forming a part of a Book-Entry Confirmation that states that the Depository has received an express acknowledgment from the tendering participant, which acknowledgment states that the participant has received and agrees to be bound by, and makes the representations and warranties contained in, the Letter of Transmittal and that we may enforce the Letter of Transmittal against the participant.

Guaranteed delivery procedures

        If you are a registered holder of Initial Notes and wish to tender your Initial Notes, but time will not permit your required documents to reach the Exchange Agent on or prior to the Expiration Date, you may still tender in the exchange offer if:

o	you tender through an Eligible Institution;

o	on or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal and Notice of Guaranteed Delivery, substantially in the form provided by us (by facsimile transmission, mail or hand delivery), setting forth your name and address as holder of Initial Notes and the amount of Initial Notes tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the Expiration Date, a Book-Entry Confirmation or the certificates relating to the Initial Notes and all other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

o	a Book-Entry Confirmation or the certificates for all tendered Initial Notes, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five business days after the Expiration Date.

Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Initial Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of tenders

        Except as otherwise provided in this prospectus, you may withdraw tenders of Initial Notes any time prior to 11:59 p.m., New York City time, on the Expiration Date.

        For a withdrawal to be effective, you must send a written notice of withdrawal to the Exchange Agent at the address set forth below under “—Exchange Agent” prior to 11:59 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

o	specify the name of the person having deposited the Initial Notes to be withdrawn;

o	identify the Initial Notes to be withdrawn (including the certificate number or numbers and principal amount of Initial Notes); and

o	be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the Initial Notes were tendered (including required signature guarantees).

        All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer, and no Exchange Notes will be issued with respect thereto unless the Initial Notes so withdrawn are validly retendered. Properly withdrawn Initial Notes may be retendered by following one of the procedures described above at any time on or prior to the Expiration Date.

Termination of certain rights

        All registration rights under the Registration Rights Agreement accorded to holders of the Initial Notes (and all rights to receive additional interest on the Initial Notes to the extent and in the circumstances specified therein) will terminate upon consummation of the exchange offer except with respect to our duty to keep the registration statement effective until the closing of the exchange offer and, for a period of 180 days after the closing of the exchange offer, to provide copies of the latest version of the prospectus to any broker-dealer that requests copies of such prospectus in the Letter of Transmittal for use in connection with any resale by such broker-dealer of Exchange Notes received for its own account pursuant to the exchange offer in exchange for Initial Notes acquired for its own account as a result of market-making or other trading activities.

Conditions of the exchange offer

        Notwithstanding any other term of the exchange offer, we will not be required to accept Initial Notes for exchange, or issue Exchange Notes in exchange for any Initial Notes, and we may terminate or amend the exchange offer as provided in this prospectus before the expiration of the exchange offer, if:

o	a change in laws or regulations occurs that, in our reasonable judgment, impairs our ability to proceed with the exchange offer;

o	a change in the current interpretation of the staff of the SEC occurs, which current interpretation permits the Exchange Notes issued pursuant to the exchange offer in exchange for the Initial Notes to be offered for resale, resold or otherwise transferred by holders thereof (other than in certain circumstances);

o	a stop order is issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939 or proceedings are initiated or, to our knowledge, threatened for that purpose;

o	an action or proceeding is instituted or threatened in any court or before any governmental agency or body that in our judgment would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with the exchange offer;

o	a governmental approval is not obtained, which approval we deem, in our reasonable judgment, necessary for the consummation of the exchange offer; or

o	a change, or a development involving a prospective change, in our business or financial affairs, in each case, which is not within our direct or indirect control, occurs that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

        These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition or we may waive them, in whole or in part, at any time and from time to time, if we determine in our reasonable judgment that any of the foregoing events or conditions has occurred or exists or has not been satisfied, subject to applicable law. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which we may assert at any time and from time to time, except that all conditions to this exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. However, after the expiration of the exchange offer, we may waive any condition to the exchange offer that is subject to governmental approval, which approval has not been received prior to the expiration of the exchange offer. We will give oral or written notice or public announcement of any waiver by us of any condition and any related amendment, termination or extension of this exchange offer. In the case of any extension, such oral or written notice or public announcement will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        If we determine that we may terminate the exchange offer, we may:

o	refuse to accept any Initial Notes and return to the holders thereof any Initial Notes that have been tendered;

o	extend the exchange offer and retain all Initial Notes tendered prior to the Expiration Date, subject to the rights of holders of tendered Initial Notes to withdraw their tendered Initial Notes; or

o	waive such termination event with respect to the exchange offer and accept all properly tendered Initial Notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under “—Extension; Amendments.”

        The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange.

        We have no obligation to, and will not knowingly, permit acceptance of tenders of Initial Notes from our affiliates (within the meaning of Rule 405 under the Securities Act) or from any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations thereof by the staff of the SEC, or if the Exchange Notes to be received by such holder or holders of Initial Notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Securities Exchange Act of 1934 and without material restrictions under the “blue sky” or securities laws of substantially all of the states of the U.S.

Exchange Agent

        We have appointed U.S. Bank National Association as Exchange Agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent as follows:

By registered or certified mail, by overnight courier or by hand:

U.S. Bank National Association One Federal Street, 3rd Floor Boston, MA 02110 Attention: John Brennan

or:

By facsimile transmission:

U.S. Bank National Association One Federal Street, 3rd Floor Boston, MA 02110 Attention: John Brennan Facsimile Number: (617) 603-6668 Confirm by Telephone: (617) 603-6576

        In addition, Letters of Transmittal and any other required documentation should be sent to the Exchange Agent at the address set forth above, except where facsimile transmission is specifically authorized (e.g., withdrawals and Notices of Guaranteed Delivery). DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and expenses

        We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, facsimile transmission, telephone or in person by officers and regular employees of Ethan Allen Global and its affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket expenses in connection therewith.

        We will pay all transfer taxes, if any, applicable to the exchange of the Initial Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Initial Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Consequences of failure to exchange

        Participation in the exchange offer is voluntary. Holders of the Initial Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

        Initial Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain “restricted securities” within the meaning of Rule 144 under the Securities Act. Accordingly, such Initial Notes may be resold only:

o	to us or any of our subsidiaries;

o	so long as the Initial Notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the account of a qualified institutional buyer, to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A;

o	outside the U.S. to non-U.S. Persons in an offshore transaction in compliance with Rule 904 under the Securities Act;

o	pursuant to an exemption from registration under the Securities Act in accordance with Rule 144 (if available);

o	to an institutional “accredited investor” that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Initial Notes and, upon request, an opinion of counsel acceptable to the Trustee that the transfer is in compliance with the Securities Act; such transfer must be of a principal amount of Initial Notes at the time of transfer of at least $250,000; or

o	pursuant to an effective registration statement under the Securities Act,

in each case in accordance with any applicable securities laws of any state of the U.S. and subject to certain requirements of the Trustee being met. The liquidity of the Initial Notes could be adversely affected by the exchange offer. See “Risk Factors—A failure to participate in the exchange offer may have adverse consequences.”

Resales of the Exchange Notes

        Based on certain no-action letters issued by the staff of the SEC to third parties, we believe that the Exchange Notes or interests therein issued pursuant to the exchange offer in exchange for Initial Notes or interests therein may be offered for resale, resold and otherwise transferred by you (unless you are a broker-dealer who purchases such Exchange Notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act; provided that:

o	you are acquiring the Exchange Notes in the ordinary course of your business;

o	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of Exchange Notes; and

o	you are not an affiliate of the Company, within the meaning of Rule 405 under the Securities Act.

        However, if you acquire Exchange Notes in the exchange offer for the purpose of distributing or participating in the distribution of the Exchange Notes, you cannot rely on the position of the staff of the SEC in the no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives Exchange Notes for its own account may be deemed an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. A broker-dealer may use this prospectus for any offer to resell, resale or other transfer of Exchange Notes received in exchange for Initial Notes which were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Letter of Transmittal that accompanies this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such offer to resell, resale or other transfer. See “Plan of Distribution.” Subject to certain limitations, we will take steps to ensure that the issuance of the Exchange Notes will comply with state securities or “blue sky” laws.

Use of Proceeds

        The exchange offer is being effected to satisfy certain of our obligations under the Registration Rights Agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes, we will receive an equal aggregate principal amount of Initial Notes. Initial Notes that are properly tendered in the exchange offer and not validly withdrawn will be accepted, canceled and retired and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase in our outstanding indebtedness.

        The net proceeds to us from the original issuance of the Initial Notes were $197.1 million, after deducting the Initial Purchaser’s discount and fees and expenses of this offering. As of December 31, 2005, we had used $15.0 million of the net proceeds to reduce the outstanding balance under the credit facility. Pending use for a specific purpose, we may use a portion of the remaining net proceeds to further reduce the outstanding balance under the credit facility, if any, and, to the extent that at the time there is no such amount outstanding, to invest in investment quality, interest-bearing securities or deposits with maturities not to exceed 24 months. The credit facility matures in 2010. The credit facility bears interest at a variable rate equal to the greatest of the prime rate of JPMorgan Chase Bank, N.A., the Federal Funds Rate plus .5%, or a third composite of interest rates plus 1%, plus additional fees whose percentages are tied to our credit ratings as issued by Moody’s and Standard and Poor’s. We had no revolving loans outstanding under the credit facility as of December 31, 2005, and standby letters of credit outstanding under the facility at that date totaled $16.1 million. Remaining available borrowing capacity under the facility was $183.9 million at December 31, 2005.

        J.P. Morgan Securities Inc. or its affiliates are lenders under our credit facility and will receive their proportionate shares of any repayment of amounts under the credit facility as described above.

Capitalization

        The following table sets forth our capitalization as of December 31, 2005. You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included, and the consolidated financial statements and the notes thereto incorporated by reference, in this prospectus.

(Dollars in thousands)	December 31, 2005

Cash and cash equivalents	$175,008
Short-term debt	221

Long-term debt	$202,687
Shareholders’ equity:
Class A common stock, par value $.01, 150,000,000 shares authorized; 46,615,471 shares issued at December 31, 2005	466
Class B common stock, par value $.01, 600,000 shares authorized; no shares issued and outstanding at December 31, 2005	--
Preferred stock, par value $.01, 1,055,000 shares authorized; no shares issued and outstanding at December 31, 2005	--
Additional paid-in capital	305,126

Less: Treasury stock (at cost), 13,628,320 shares at December 31, 2005	(387,338)
Retained earnings	498,884
Accumulated other comprehensive income	739

Total shareholders’ equity	417,877

Total capitalization(1)	$620,564

    (1)        As of December 31, 2005, our total capitalization was approximately $620.6 million, consisting of the sum of our long-term debt and total shareholders’ equity of $202.7 million and $417.9 million, respectively.

Selected Financial Data

        The following table sets forth selected consolidated financial data of Ethan Allen Interiors Inc. and its consolidated subsidiaries. The consolidated statements of operations data for the years ended June 30, 2003, 2004, and 2005, and the consolidated balance sheet data as of June 30, 2004 and 2005 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent registered public accounting firm, and are incorporated by reference in this prospectus. The consolidated statement of operations data for the years ended June 30, 2001 and 2002, and the consolidated balance sheet data as of June 30, 2001, 2002 and 2003, have been derived from our consolidated financial statements not included or incorporated by reference in this prospectus. The consolidated statement of operations data for the six months ended December 31, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2004 and 2005, have been derived from our unaudited consolidated financial statements which are incorporated by reference in this prospectus.Certain of the summary financial data for the year ended June 30, 2005 have been adjusted to reflect the offering of the Initial Notes and the initial application of the gross proceeds therefrom. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

						Fiscal Year Ended June 30,	Six Months Ended December 31,
(in thousands, except per share data, financial ratios and store count data)	2001	2002	2003	2004	2005	2005	2004	2005
						(as adjusted)
Statement of Operations Data:
Net sales	$904,133	$892,288	$907,264	$955,107	$949,012	$949,012	$475,598	$527,317
Cost of sales	490,509	471,018	457,924	494,072	487,958	487,958	245,772	260,923
Restructuring and impairment charge, net(1)	6,906	5,123	13,131	12,520	(219)	(219)	(219)	4,241
Selling, general and administrative expenses	281,723	286,888	316,752	322,111	332,295	332,295	162,515	189,671
Operating income	124,995	129,259	119,457	126,404	128,978	128,978	67,530	72,482
Interest and other (income) expense, net	(2,056)	(2,344)	(517)	(2,691)	(442)	(442)	(959)	2,199
Income before income tax expense	127,051	131,603	119,974	129,095	129,420	129,420	68,489	70,283
Income tax expense	48,025	49,746	45,350	49,617	50,082	50,082	26,597	26,989
Net income	79,026	81,857	74,624	79,478	79,338	79,338	41,892	43,294
Balance Sheet Data (at end of period):
Cash and cash equivalents	$48,112	$75,688	$54,356	$27,528	$3,448	$203,448	$27,045	$175,008
Total assets	621,069	690,812	735,008	658,367	628,386	828,386	646,596	807,909
Working capital	183,863	193,354	228,177	161,772	130,423	330,423	157,599	291,419
Current ratio	2.70	2.50	2.70	2.18	1.97	3.47	2.22	3.03
Total debt, including capital lease obligations	9,487	9,321	10,218	9,221	12,510	212,510	4,551	202,908
Shareholders' equity	462,163	508,170	533,922	456,140	434,068	434,068	450,978	417,877
Book value per basic share	$11.73	$13.09	$14.20	$12.27	$12.26	$12.26	$12.56	$12.47
Book value per diluted share	11.46	12.72	13.84	11.91	11.99	11.99	12.24	12.21
Income per basic share from continuing operations	$3.23	$3.39	$3.19	$3.47	$3.66	$3.66	$1.91	$2.10
Income per diluted share from continuing operations	3.15	3.29	3.11	3.37	3.58	3.58	1.86	2.05
Other Financial Data:
Depreciation and amortization(2)	$20,295	$19,503	$21,634	$21,854	$21,338	$21,338	$10,646	$10,855
Capital expenditures, including acquisitions(3)	48,238	73,481	39,781	24,976	34,381	34,381	16,166	22,839

						Fiscal Year Ended June 30,	Six Months Ended December 31,
(in thousands, except per share data, financial ratios and store count data)	2001	2002	2003	2004	2005	2005	2004	2005
						(as adjusted)

Cash dividends declared(4)	0.16	0.18	0.25	3.40	0.60	0.60	0.30	0.36
Other Operating Data:
EBITDA(5)	$147,948	$151,606	$142,112	$151,449	$151,414	$151,414	$79,372	$84,279
Total debt to EBITDA	0.06	0.06	0.07	0.06	0.08	1.40	0.06	2.41
EBITDA to interest expense	245.76	303.21	281.97	302.90	230.81	230.81	334.90	26.83
Total number of stores owned	312	316	309	311	313	313	314	313
Number of company-owned stores	84	103	119	127	126	126	125	132
Number of independently-owned stores	228	213	190	184	187	187	189	181
Ratio of earnings to fixed charges(6)	17.82	16.79	13.35	13.14	12.43	12.43	13.45	8.56

        (1)  In the first quarter of fiscal 2006, we announced a plan to convert one of our existing manufacturing facilities into a regional distribution center. The facility, currently involved in the production of wood case goods furniture, is located in Dublin, Virginia. In connection with this initiative, we will permanently cease production at the Dublin location and will consolidate the distribution operations of our existing Old Fort, North Carolina location into the new, larger facility. The decision impacts approximately 325 employees, of which we expect approximately 75 to be employed in new positions. We recorded a pre-tax restructuring and impairment charge of $4.2 million during the first quarter of fiscal 2006, of which $1.3 million was related to employee severance and benefits and other plant exit costs, and $2.9 million was related to fixed asset impairment charges, primarily for machinery and equipment, stemming from the decision to cease production activities.

        In the fourth quarter of fiscal 2004, we announced a plan to close and consolidate two of our manufacturing facilities. The plants, both involved in the production of case goods, were located in Boonville, New York and Bridgewater, Virginia. The plant closures resulted in a headcount reduction totaling approximately 460 employees: 270 employees effective June 25, 2004 and 190 employees throughout the first quarter of fiscal 2005. A pre-tax restructuring and impairment charge of $12.8 million was recorded for costs associated with these plant closings, of which $4.5 million related to employee severance and benefits and other plant exit costs, and $8.3 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. During the first six months of fiscal 2005, the final cash payments relating to these plant closings were made and certain adjustments totaling $0.2 million were recorded to reverse the remaining previously established accruals which were no longer required.

        In the third quarter of fiscal 2003, we announced a plan to close three of our smaller manufacturing facilities. Closure of these facilities resulted in a headcount reduction totaling approximately 580 employees: 340 employees effective April 21, 2003 and 240 employees throughout the last quarter of fiscal 2003 and the first quarter of fiscal 2004. A pre-tax restructuring and impairment charge of $13.4 million was recorded for costs associated with these plant closings, of which $4.5 million related to employee severance and benefits and other plant exit costs, and $8.9 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. During the first quarter of fiscal 2004, adjustments totaling $0.2 million were recorded to reverse certain of these previously established accruals which were no longer required.

        In the fourth quarter of fiscal 2002, we announced a plan that involved the closure of one of our manufacturing facilities as well as the rough mill operation of a separate facility. Closure of these facilities resulted in a headcount reduction totaling approximately 220 employees: 150 employees effective June 29, 2002 and 70 employees throughout the first quarter of fiscal 2003. A pre-tax restructuring and impairment charge of $5.1 million was recorded for costs associated with these plant closings, of which $2.0 million related to employee severance and benefits and other plant exit costs, and $3.1 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. During the third quarter of fiscal 2003, adjustments totaling $0.2 million were recorded to reverse certain of these previously established accruals which were no longer required.

        In the fourth quarter of fiscal 2001, we announced a plan that involved the closure of three of our manufacturing facilities and a headcount reduction totaling approximately 350 employees effective August 6, 2001. A pre-tax restructuring and impairment charge of $6.9 million was recorded for costs associated with these plant closings, of which $3.3 million related to employee severance and benefits and other plant exit costs, and $3.6 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. During the first quarter of fiscal 2002, adjustments totaling $0.1 million were recorded to reverse certain of these previously established accruals which were no longer required.

        (2)   As a result of our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, amortization of goodwill and indefinite-lived intangible assets ceased on July 1, 2001. The amount of amortization related to these assets totaled $1.8 million in fiscal 2001.

        (3)   Capital expenditures are principally attributable to (i) new store development and renovation, (ii) company-wide technology initiatives and (iii) improvements within our manufacturing and logistics operations. Acquisitions include the purchase of 1 retail store and 1 manufacturing facility in 2001, 20 retail stores in 2002, 16 retail stores in 2003, 4 retail stores in 2004, 6 retail stores in 2005 and 5 retail stores in fiscal 2006, 2 of which were purchased in exchange for shares of our common stock.

        (4)   On April 27, 2004, we declared a special, one-time cash dividend of $3.00 per common share, payable on May 27, 2004 to shareholders of record as of May 10, 2004.

        (5)   EBITDA, for this purpose, means net income, plus interest expense, income tax expense, depreciation and amortization. We believe that EBITDA is an important indicator of our operational strength and performance of our business, including our ability to pay interest, service debt and fund capital expenditures. Given the nature of our operations, including the tangible assets necessary to carry out our production and distribution activities, depreciation and amortization represent our largest non-cash charges. As these non-cash charges do not affect our ability to service debt or make capital expenditures, it is important to consider EBITDA in addition to, but not as a substitute for, operating income, net income and other measures of financial performance reported in accordance with generally accepted accounting principles (“GAAP”), including cash flow measures such as operating cash flow. Further, EBITDA is one measure used to determine compliance with our existing credit facility. Our method for calculating EBITDA may not be comparable to methods used by other companies. The following table sets forth, for the periods indicated, the calculation of EBITDA, presenting a reconciliation to the GAAP measure of net income:

	Year Ended June 30,						Six Months Ended December 31,
(Dollars in millions)	2001	2002	2003	2004	2005	2005 (as adjusted)	2004	2005
Net income	$79,026	$81,857	$74,624	$79,478	$79,338	$79,338	$41,892	$43,294
Plus: Interest expense	602	500	504	500	656	656	237	3,141
Plus: Income tax expense	48,025	49,746	45,350	49,617	50,082	50,082	26,597	26,989
Plus: Depreciation and amortization	20,295	19,503	21,634	21,854	21,338	21,338	10,646	10,855
EBITDA	$147,948	$151,606	$142,112	$151,449	$151,414	$151,414	$79,372	$84,279

    (6)        For purposes of determining the ratio of earnings to fixed charges, “earnings” is the amount resulting from (i) adding the following items: (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, and (c) amortization of capitalized interest, and (ii) subtracting interest capitalized. “Fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.

      Management’s Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion of financial condition and results of operations is based upon, and should be read in conjunction with, the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

Critical accounting policies

        Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require, in some cases, that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Estimates are based on currently known facts and circumstances, prior experience and other assumptions believed to be reasonable. Management uses its best judgment in valuing these estimates and may, as warranted, solicit external advice. Actual results could differ from these estimates, assumptions and judgments, and these differences could be material. The following critical accounting policies, some of which are impacted significantly by estimates, assumptions and judgments, affect our consolidated financial statements.

        Inventories—Inventories (finished goods, work in process and raw materials) are stated at the lower of cost, determined on a first-in, first-out basis, or market. Cost is determined based solely on those charges incurred in the acquisition and production of the related inventory (i.e., material, labor and manufacturing overhead costs). We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

        Revenue Recognition—Revenue is recognized when all of the following have occurred: persuasive evidence of a sales arrangement exists (e.g., a wholesale purchase order or retail sales invoice); the sales arrangement specifies a fixed or determinable sales price; product is shipped or services are provided to the customer; and collectibility is reasonably assured. This occurs upon the shipment of goods to independent retailers or, in the case of company-owned retail stores, upon delivery to the customer. Recorded sales provide for estimated returns and allowances. We permit retail customers to return defective products and incorrect shipments, and terms offered by us are standard for the industry.

        Allowance for Doubtful Accounts—We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

        Retail Store Acquisitions—We account for the acquisition of retail stores and related assets in accordance with SFAS No. 141, Business Combinations, which requires application of the purchase method for all business combinations initiated after June 30, 2001. Accounting for these transactions as purchase business combinations requires the allocation of purchase price paid to the assets acquired and liabilities assumed based on their fair values as of the date of the acquisition. The amount paid in excess of the fair value of net assets acquired is accounted for as goodwill.

        Impairment of Long-Lived Assets and Goodwill—We periodically evaluate whether events or circumstances have occurred that indicate that long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. The long-term nature of these assets requires the estimation of our cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other intangible assets are to be evaluated for impairment on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of the goodwill or other intangible asset may exceed its fair value. We conduct our required annual impairment test during the fourth quarter of each fiscal year and use a discounted cash flow model to estimate fair value. This model requires the use of long-term planning forecasts and assumptions regarding industry-specific economic conditions that are outside our control.

        Business Insurance Reserves—We have insurance programs in place to cover workers’ compensation and property/casualty claims. The insurance programs, which are funded through self-insured retention, are subject to various stop-loss limitations. We accrue estimated losses using actuarial models and assumptions based on historical loss experience. Although management believes that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate insurance reserves are based on numerous assumptions, some of which are subjective. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

        Other Loss Reserves—We have a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, tax liabilities, non-recurring restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires management’s estimate and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with our counsel, or other appropriate advisors, and are based on management’s current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcome of these issues or the possibility of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

Basis of presentation

        As of December 31, 2005, Ethan Allen Interiors Inc. had no material assets other than its ownership of the capital stock of Ethan Allen Global and conducts all significant transactions through Ethan Allen Global, which owns the capital stock of Ethan Allen Retail, Inc. (formerly, Ethan Allen Inc.), Ethan Allen Operations, Inc. and certain other operating subsidiaries; therefore, substantially all of the financial information presented herein is that of Ethan Allen Global. See “Summary—Organizational Chart.”

Results of operations

        Our revenues are comprised of (i) wholesale sales to independently-owned and company-owned retail stores and (ii) retail sales of company-owned stores. See Note 16 to our consolidated financial statements for the year ended June 30, 2005 included under Item 8 of the Annual Report incorporated by reference in this prospectus and Note 12 to our consolidated financial statements for the three months ended December 31, 2005 included under Item 1 of the Quarterly Report incorporated by reference in this prospectus.

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2005	2004	2003	2005	2004
Revenue:
Wholesale segment	$663.2	$673.8	$661.0	$366.0	$322.7
Retail segment	586.2	576.2	526.4	338.3	297.5
Elimination of inter-company sales	(300.4)	(294.9)	(280.1)	(177.0)	(144.6)

Consolidated Revenue	$949.0	$955.1	$907.3	$527.3	$475.6

Operating Income:
Wholesale segment(1)	$115.9	$108.0	$109.3	$63.3	$55.0
Retail segment	12.8	11.7	13.4	11.1	8.9
Elimination of inter-company profit(2)	0.3	6.7	(3.2)	(1.9)	3.6

Consolidated Operating Income	$129.0	$126.4	$119.5	$72.5	$67.5

    (1)        Operating income for the wholesale segment includes pre-tax restructuring and impairment charges, net of $12.5 million and $13.1 million recorded in fiscal years 2004 and 2003, respectively, and for the six month period ended December 31, 2005, $4.2 million recorded in the three month period ended September 30, 2005.

    (2)        Represents the change in the inventory profit elimination entry necessary to adjust for the embedded wholesale profit contained in Ethan Allen-owned store inventory existing at the end of the period.

Six months ended December 31, 2005 compared to six months ended December 31, 2004

        Consolidated revenue for the six months ended December 31, 2005 increased by $51.7 million, or 10.9%, to $527.3 million, from $475.6 million for the six months ended December 31, 2004. Net sales for the period largely reflect the delivery of product associated with booked orders and backlog existing as of the beginning of the period. The increase in sales was due primarily to an increase in the incoming order rate as a result of (i) the continued re-positioning of our retail stores to larger and more prominent locations, and (ii) recent product introductions. In addition, in recent months, sales have benefited from the Company’s continued implementation of its “mission possible” initiative, the objective of which is to reduce the lead time associated with product delivery to both its independent retailers and consumers.

        Total wholesale revenue for the first six months of fiscal 2006 increased by $43.3 million, or 13.4%, to $366.0 million from $322.7 million in the prior year comparable period. The year-over-year increase was attributable to an increase in the incoming order rate coupled with increased throughput within all lines of our manufacturing operations, and improved service position within certain imported product lines, both of which resulted in shorter delivery cycle times.

        Total retail revenue from Ethan Allen-owned stores for the six months ended December 31, 2005 increased by $40.8 million, or 13.7%, to $338.3 million from $297.5 million for the six months ended December 31, 2004. The increase in retail sales by Ethan Allen-owned stores was attributable to increases in comparable store delivered sales of $29.3 million, or 10.8%, and sales generated by newly opened (including relocated) or acquired stores of $23.2 million. These favorable variances were partially offset by a decrease resulting from sold and closed stores, which generated $11.7 million fewer sales in the first six months of fiscal 2006 as compared to the same period in fiscal 2005.

        Year-over-year, written business of Ethan Allen-owned stores increased 14.2% and comparable store written business increased 10.9%. Over that same period, wholesale orders increased 9.2%. The increase in both retail and wholesale written sales during the six month period was likely attributable to the positive effects of the continued re-positioning of our retail stores to larger and more prominent locations, recent product introductions, and, to some degree, we continued use of national television as an advertising medium during the period.

        Gross profit increased during the six months ended December 31, 2005 to $266.4 million from $229.8 million in the prior year comparable period. The $36.6 million, or 15.9%, increase in gross profit was primarily attributable to (i) an increase in total sales volume, some of which is a result of our ongoing initiative to reduce the lead time associated with product delivery, (ii) a higher proportionate share of retail sales to total sales (63% in the current period compared to 62% in the prior year period), (iii) improved margins resulting from better plant performance within the Company’s domestic manufacturing operations and the continued off-shore sourcing of selected product lines, and (iv) a reduction in costs associated with excess capacity at our manufacturing facilities. Consolidated gross margin increased to 50.5% during the six months ended December 31, 2005 from 48.3% in the prior year comparable period as a result, primarily, of the factors identified previously.

        We recorded a pre-tax restructuring and impairment charge of $4.2 million in the first quarter of fiscal 2006 relating to our planned conversion of one of our existing manufacturing facilities into a regional distribution center. The facility, currently involved in the production of wood case goods furniture, is located in Dublin, Virginia. In connection with this initiative, we will permanently cease production at the Dublin location and will consolidate the distribution operations of our existing Old Fort, North Carolina location into the new, larger facility. The decision impacts approximately 325 employees, of which we expect approximately 75 to be employed in new positions. The costs incurred in connection with the decision to cease production at the Dublin facility consisted, primarily, of employee severance and benefits and other plant exit costs ($1.3 million), as well as fixed asset impairment charges ($2.9 million), primarily for machinery and equipment, associated with the affected facilities. In addition, adjustments totaling $0.2 million were recorded during the first six months of fiscal 2005 to reverse certain accruals previously established in connection with an earlier plant consolidation plan which were no longer required.

        In addition, on July 1, 2005, the Company adopted the recognition and measurement provisions of FAS 123(R), Share-Based Payment, which replaces FAS No. 123, Accounting for Stock-Based Compensation, and supercedes Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. FAS 123 (R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In adopting FAS 123(R), we applied the modified prospective approach to transition which requires that the provisions of FAS 123 (R) be applied to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro-forma disclosures under FAS 123.

        As a result of the adoption of FAS 123 (R), operating expenses for the six month period ended December 31, 2005 include share-based compensation expense totaling $1.4 million. For the prior year comparable period, during which time we applied the APB No. 25 intrinsic value method of measuring compensation cost, the cost associated with share-based compensation arrangements totaled $0.3 million. As of December 31, 2005, there was $1.4 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 1.9 years.

        Including the restructuring and impairment charge of $4.2 million recorded in the first quarter of fiscal 2006, operating expenses increased $31.6 million, or 19.5%, to $193.9 million, or 36.8% of net sales, in the current six month period from $162.3 million, or 34.1% of net sales, in the prior year comparable period. This increase was primarily attributable to increased costs associated with the continued re-positioning of the Company’s retail stores to larger and more prominent locations which has resulted in higher costs associated with managerial salaries and benefits, advertising, occupancy, commissions, and delivery and warehousing. In addition, current period operating expenses were unfavorably impacted by (i) an increase in advertising costs within the wholesale segment, largely as a result of the decision to utilize national television as an advertising medium during the period, (ii) the aforementioned restructuring and impairment charge, (iii) increased distribution costs attributable to higher fuel and freight charges, some of which stem from the improved sales volume noted during the period, and (iv) compensation expense recorded in connection with stock options and other share-based awards as a result of the Company’s adoption of FAS 123 (R) on July 1, 2005.

        Including the restructuring and impairment charge of $4.2 million recorded in the first quarter of fiscal 2006, operating income for the six months ended December 31, 2005 totaled $72.5 million, or 13.7% of net sales, compared to $67.5 million, or 14.2% of net sales, for the six months ended December 31, 2004. This represents an increase of $5.0 million, and was attributable to the overall increase in gross profit referred to previously, partially offset by higher operating expenses noted during the period.

        Including the restructuring and impairment charge of $4.2 million recorded in the first quarter of fiscal 2006, wholesale operating income for the six months ended December 31, 2005 totaled $63.3 million, or 17.3% of net sales, as compared to $55.0 million, or 17.1% of net sales, in the comparable prior year period. The increase of $8.3 million, or 15.1%, was primarily attributable to (i) the increase in wholesale sales volume, (ii) improved margins resulting from better plant performance within the Company’s domestic manufacturing operations and the continued off-shore sourcing of selected product lines, and (iii) a reduction in costs associated with excess capacity at the Company’s manufacturing facilities. These increases were partially offset by (i) an increase in advertising costs as a result of the decision to utilize national television as an advertising medium during the period, (ii) the aforementioned restructuring and impairment charge, (iii) increased distribution costs attributable to higher fuel and freight charges, (iv) compensation expense recorded in connection with stock options and other share-based awards as a result of the Company’s adoption of FAS 123 (R) on July 1, 2005, and (v) losses incurred in connection with the disposition of certain plant machinery and equipment.

        Operating income for the retail segment increased $2.2 million to $11.1 million, or 3.3% of net retail sales, for the six month period ended December 2005, as compared to $8.9 million, or 3.0% of net retail sales, for the prior year comparable period. The increase in retail operating income generated by Ethan Allen-owned stores is primarily attributable to higher sales volume generated by comparable, and newly-opened (including relocations) or acquired stores, partially offset by higher operating expenses related to the continued re-positioning of the Company’s retail store network.

        Interest and other related financing costs for the current six month period increased $3.1 million to $3.4 million from $0.3 million in the prior year comparable period. The increase was due, primarily, to interest expense incurred in connection with the Company’s issuance of senior unsecured debt in September 2005.

        Income tax expense for the six months ended December 31, 2005 was $27.0 million as compared to $26.6 million for the six months ended December 31, 2004. The Company’s effective tax rate for the current period was 38.4%, down from 38.8% in the prior year period. The slightly lower effective tax rate was a result of the benefit associated with the manufacturers’ deduction provided for under The Jobs Creation Act of 2004, partially offset by the adverse impact of (i) recently-enacted changes within certain state tax legislation, and (ii) increased state income tax liability arising in connection with the operation of a greater number of Company-owned stores.

        The Company recorded net income of $43.3 million for the six months ended December 2005, as compared to $41.9 million in the prior year comparable period. Net income per diluted share totaled $1.26 for the current year period and $1.14 per diluted share in the prior year period.

Fiscal 2005 compared to fiscal 2004

        Consolidated revenue for fiscal 2005 totaled $949.0 million, representing a decrease of $6.1 million, or 0.6%, from fiscal 2004 consolidated revenue of $955.1 million. Net sales for the period reflect the delivery of product associated with a slight decline in total booked orders, and the resultant lower level of backlog noted throughout most of the year. The modest decrease in net sales for the current year was due, primarily, to (i) inconsistent consumer spending habits noted throughout much of the last twelve months likely attributable to ongoing economic uncertainty caused by the threat of further interest rate increases, rising fuel prices and a decline in the stock markets and (ii) our current year transition to everyday best pricing from periodic sale events conducted in the prior year. These factors were partially offset by the continued re-positioning of our retail stores to larger and more prominent locations and the impact of recent product introductions. Overall, sales volume for the period was impacted by increased industry competition and the continued use of highly-promotional pricing strategies by our competitors.

        Total wholesale revenue for fiscal 2005 decreased $10.6 million, or 1.6%, to $663.2 million from $673.8 million in the prior year. The year-over-year decrease was attributable to a decline in the incoming order rate noted during the period, particularly within our case goods operations, partially offset by increased throughput within our upholstery operations, and improved service position, resulting in shorter delivery cycle times, within certain imported product lines.

        Total retail revenue from Ethan Allen-owned stores for fiscal 2005 increased $10.0 million, or 1.7%, to $586.2 million from $576.2 million in the prior year. This increase in retail delivered sales by Ethan Allen-owned stores was attributable to an increase in sales generated by newly-opened (including relocations) or acquired stores of $25.7 million, partially offset by decreases in comparable store delivered sales of $1.2 million, or 0.2%, and closed stores, which generated $14.5 million fewer sales in fiscal 2005 as compared to fiscal 2004. The number of Ethan Allen-owned stores decreased to 126 as of June 30, 2005 as compared to 127 as of June 30, 2004. During that twelve month period, we acquired 6 stores from, and sold 4 stores to, independent retailers, closed 5 stores and opened 7 stores (5 of which were relocations).

        Comparable stores are those which have been operating for at least 15 months. Minimal net sales, derived from the delivery of customer ordered product, are generated during the first three months of operations of newly-opened stores. Stores acquired from retailers are included in comparable store sales in their 13th full month of Ethan Allen-owned operations.

        Total booked orders, which include wholesale orders and written business of Ethan Allen-owned retail stores, decreased 1.4% from the prior year. Year-over-year, wholesale orders decreased 3.0% while Ethan Allen-owned store orders increased 2.9% and comparable store written business increased 1.0%. The modest increase in retail written sales was likely attributable to the continued re-positioning of our retail stores to larger and more prominent locations. During the year, we increased distribution of the “Furnishing Solutions by Ethan Allen” direct mail magazine, distributing approximately 57 million copies which represented a 45% increase over historical annual levels. These positive factors were likely offset, to some degree, by the current year transition to everyday best pricing from periodic sale events conducted in the prior year.

        Gross profit for fiscal 2005 totaled $461.0 million and was effectively unchanged from the prior year. Consolidated gross profit was favorably impacted by a higher proportionate share of retail sales to total sales (62% in fiscal 2005 compared to 60% in fiscal 2004), an overall increase in retail sales volume as a result of our continued re-positioning of our store network, and a reduction in costs associated with excess capacity at our manufacturing facilities. These favorable variances were offset by gross profit declines resulting, primarily, from (i) an overall decrease in wholesale shipments, (ii) ordinary inefficiencies within our case goods operations associated with the production of first cuts for new collections, and (iii) price increases within selected raw material categories, namely lumber, foam, plywood and steel. Consolidated gross margin increased to 48.6% for the year ended June 30, 2005 from 48.3% in the prior year as a result, primarily, of the factors identified previously.

        Operating expenses decreased $2.5 million, or 0.7%, to $332.1 million, or 35.0% of net sales, in the current year from $334.6 million, or 35.0% of net sales, in the prior year, which included restructuring and impairment charges, net of $12.5 million. This decrease is primarily attributable to (i) the aforementioned restructuring and impairment charge recorded in the fourth quarter of the prior year, (ii) cost savings attributable to the closure of selected plant locations in recent periods, and (iii) a decrease in advertising costs within the wholesale segment stemming from our decision to increase distribution of our direct mail magazine in lieu of more costly national television advertising. These favorable variances were partially offset by costs associated with the continued re-positioning of our retail stores to larger and more prominent locations, and increased distribution expenses attributable to higher fuel and freight charges. Our initiative to re-position our retail store network has resulted in higher costs associated with managerial salaries and benefits, occupancy, credit card fees, advertising, and delivery and warehousing.

        Operating income was $129.0 million, or 13.6% of net sales, for the year ended June 30, 2005, as compared to $126.4 million, or 13.2% of net sales, for the year ended June 30, 2004, which included restructuring and impairment charges, net of $12.5 million. This represents an increase of $2.6 million, or 2.0%, which is primarily attributable to lower operating expenses as referred to previously.

        Total wholesale operating income for the year ended June 30, 2005 was $115.9 million, or 17.5% of wholesale net sales, as compared to $108.0 million, or 16.0% of wholesale net sales, for the year ended June 30, 2004, which included restructuring and impairment charges, net of $12.5 million. The increase of $7.9 million, or 7.3%, is primarily attributable to (i) the aforementioned restructuring and impairment charge recorded in the fourth quarter of the prior year, (ii) a decrease in advertising costs, particularly as it relates to national television advertising, (iii) a reduction in costs associated with excess capacity at our manufacturing facilities, and (iv) cost savings attributable to the closure of selected plant locations in recent periods. These decreases were partially offset by (i) an overall decline in wholesale sales volume, (ii) price increases within selected raw material categories, (iii) an increase in selling expenses primarily related to the increased distribution of our direct mail magazine, and (iv) an increase in distribution expenses attributable to higher fuel and freight charges.

        Operating income for the retail segment increased $1.0 million, or 8.9%, to $12.7 million, or 2.2% of net retail sales, for fiscal 2005, as compared to $11.7 million, or 2.0% of net retail sales, in fiscal 2004. The increase in retail operating income generated by Ethan Allen-owned stores is primarily attributable to higher sales volume generated from newly-opened (including relocations) or acquired stores, and the gain recorded upon the sale of selected retail stores. These increases were partially offset by higher operating expenses related to the continued re-positioning of our retail store network, and, to a lesser extent, the sell-off of floor inventory necessary to make room for new product introductions.

        Interest and other miscellaneous income, net totaled $1.2 million in fiscal 2005 as compared to $3.3 million in fiscal 2004. The decrease was due, primarily, to a decrease in interest income associated with the lower cash balances maintained during the period, and the favorable settlement of an outstanding legal matter during the prior year period.

        Income tax expense for the year ended June 30, 2005 totaled $50.1 million as compared to $49.6 million for the year ended June 30, 2004. Our effective tax rate was 38.7% in fiscal 2005, up from 38.4% in fiscal 2004. The higher effective tax rate is a result of recently-enacted changes within certain state tax legislation, and increased state income tax liability arising in connection with the operation of a greater number of company-owned stores, some of which are located in new jurisdictions.

        For fiscal 2005, we recorded net income of $79.3 million as compared to $79.5 million in fiscal 2004. Net income per diluted share totaled $2.19 in the current year and $2.08 per diluted share in the prior year.

Fiscal 2004 compared to fiscal 2003

        Consolidated revenue for fiscal 2004 was $955.1 million, an increase of $47.8 million, or 5.3%, from fiscal 2003 consolidated revenue of $907.3 million. Net sales for the period reflect the delivery of product associated with an increased level of booked orders and related backlog noted throughout most of the year. Such order levels are reflective of (i) the continued expansion and strategic re-positioning of our retail segment, and (ii) an increase in the incoming order rate resulting, primarily, from an increased level of consumer confidence and an improved U.S. economy, both of which were sustained for much of the last twelve months, and from the success of recent product introductions, some of which have been introduced in accordance with our everyday best value pricing strategy. These positive factors were partially offset, to some degree, by softer business conditions during the last three months of the fiscal year likely attributable to consumer concerns with respect to rising fuel prices, the threat of increasing interest rates, and the continued unsettled geo-political environment.

        Total wholesale revenue for fiscal 2004 was $673.8 million as compared to $661.0 million in fiscal 2003, representing a $12.8 million increase. As stated previously, we experienced an increase in the incoming order rate as a result, primarily, of improved consumer spending habits and a sustained strengthening of the U.S. economy throughout most of the fiscal year. To a lesser extent, wholesale sales volume was also positively impacted by two additional shipping days in the current year as compared to the prior year. Partially offsetting these increases were lower than anticipated shipments stemming from (i) longer lead times on selected case good items as a result of the re-allocation of production associated with the closure of two plants announced in April 2004, and (ii) modest delays in receiving certain upholstery-related import shipments (both finished goods and raw materials).

        Total retail revenue from Ethan Allen-owned stores for fiscal 2004 increased $49.8 million, or 9.5%, to $576.2 million from $526.4 million in the prior year. This increase in retail delivered sales by Ethan Allen-owned stores was attributable to an increase in sales generated by newly-opened (including relocations) or acquired stores of $46.8 million, and an increase in comparable store delivered sales of $22.7 million, or 4.6%, partially offset by a decrease resulting from closed stores, which generated $19.7 million fewer sales in fiscal 2004 as compared to fiscal 2003. The number of Ethan Allen-owned stores increased to 127 as of June 30, 2004 as compared to 119 as of June 30, 2003. During that twelve-month period, we acquired 4 stores from an independent retailer, closed 1 store and opened 6 stores, 4 of which were relocations. The company-owned store count at June 30, 2004 also reflects the net addition of 3 stores stemming from Ethan Allen’s acquisition of the 25% minority interest in a joint venture previously established in 1998 between us and an independent retailer, the purpose of which was to own and operate 4 stores in the Dallas market. Subsequent to our acquisition of the minority interest, the assets of 1 store were sold to the joint venture partner. While the operations of these stores have been reflected in our consolidated financial statements since the inception of the joint venture as a result of our 75% majority ownership, the stores have not been previously included in our store count due to the fact that the stores were independently managed.

        Total booked orders, which include wholesale orders and written business of Ethan Allen-owned retail stores, increased 4.4% from the prior year. Year-over-year, wholesale orders increased 3.2% while Ethan Allen-owned store orders increased 7.7% and comparable store written business increased 2.6%. These increases are indicative of the continued expansion and strategic re-positioning of our retail segment, an increase in consumer confidence and a period of sustained economic improvement for most of the last twelve months.

        Gross profit for fiscal 2004 increased $11.7 million, or 2.6%, to $461.0 million from $449.3 million in fiscal 2003. The increase in gross profit was primarily attributable to a higher proportionate share of retail sales to total sales (61% in fiscal 2004 compared to 59% in fiscal 2003), and an overall increase in sales volume as a result of our servicing the increased level of backlog noted throughout much of the past year. These favorable variances were partially offset by increased costs associated with unabsorbed overhead at our manufacturing facilities resulting, primarily, from excess capacity, particularly during the third and fourth quarters of fiscal 2003, and, to a lesser extent, a modest decline in retail gross profit as a result of the sell-off of floor inventory necessary to make room for new product introductions. Consolidated gross margin decreased to 48.3% for the year ended June 30, 2004 from 49.5% in the prior year as a result, primarily, of the factors identified previously.

        We recorded pre-tax restructuring and impairment charges of $12.8 million and $13.4 million in the fourth quarter of fiscal 2004 and the third quarter of fiscal 2003, respectively, relating to the consolidation of certain manufacturing facilities. The fiscal 2004 consolidation involved the closure of two case good manufacturing facilities, which resulted in a headcount reduction totaling approximately 460 employees: 270 employees effective June 25, 2004, and 190 employees throughout the first quarter of fiscal 2005. The fiscal 2003 consolidation involved the closure of three smaller manufacturing facilities, two of which were case good plants. Closure of these facilities resulted in a headcount reduction totaling approximately 580 employees: 340 employees effective April 21, 2003, and 240 employees throughout the last quarter of fiscal 2003 and the first quarter of fiscal 2004. The costs incurred in closing these facilities consisted, primarily, of employee severance and benefits and other plant exit costs, as well as fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. Adjustments totaling $0.2 million were recorded during fiscal 2004 to reverse certain accruals previously established in connection with the fiscal 2003 consolidation plan which were no longer required.

        Including restructuring and impairment charges, net of $12.5 million and $13.1 million in fiscal 2004 and 2003, respectively, operating expenses increased to $334.6 million, or 35.0% of net sales, for the year ended June 30, 2004 from $329.9 million, or 36.4% of net sales, for the year ended June 30, 2003. This increase is primarily attributable to the continued growth of the retail segment and the higher proportionate share of retail sales to total sales in fiscal 2004. Such expansion has resulted in higher costs associated with occupancy, designer salaries and commissions, and delivery and warehousing. These increases were partially offset by a decline in selling expenses within the wholesale division as a result of a continued company-wide focus on cost containment, particularly within national television advertising, as well as initiatives undertaken in recent periods to streamline our U.S. manufacturing operations and increase production efficiencies.

        Including restructuring and impairment charges, net of $12.5 million and $13.1 million in fiscal 2004 and 2003, respectively, operating income was $126.4 million, or 13.2% of net sales, for the year ended June 30, 2004 compared to $119.5 million, or 13.2% of net sales, for the year ended June 30, 2003. This represents an increase of $6.9 million, or 5.8%, which is primarily attributable to an increase in gross profit during the period, and lower operating expenses within the wholesale division, partially offset by increased costs related to continued expansion of the retail division.

        Including restructuring and impairment charges, net of $12.5 million and $13.1 million in fiscal 2004 and 2003, respectively, total wholesale operating income was $108.0 million, or 16.0% of wholesale net sales, for the year ended June 30, 2004 compared to $109.3 million, or 16.5% of wholesale net sales, for the year ended June 30, 2003. The decrease of $1.3 million, or 1.2%, is primarily attributable to increased costs associated with unabsorbed overhead at our manufacturing facilities resulting, primarily, from excess capacity, particularly during the third and fourth quarters of fiscal 2003, partially offset by decreased operating expenses within the division and increased wholesale sales volume.

        Operating income for the retail segment decreased $1.7 million, or 12.7%, to $11.7 million, or 2.0% of net retail sales, for fiscal 2004, as compared to $13.4 million, or 2.5% of net retail sales, in the prior fiscal year. The decrease in retail operating income generated by Ethan Allen-owned stores is primarily attributable to higher operating expenses related to the continued expansion of our retail store network, reduced sales volume resulting from closed stores, and a modest decline in gross margin resulting from the sell-off of floor inventory necessary to make room for new product introductions, partially offset by increased sales volume associated with newly-opened (including relocations) or acquired stores and an increase in comparable store sales.

        Interest and other miscellaneous income increased $2.1 million to $3.3 million in fiscal 2004 from $1.2 million in fiscal 2003. The increase is due, primarily, to (i) higher gains recorded in the current year in connection with the sale of real estate, (ii) a favorable judgment in the case of an outstanding legal matter, and (iii) increased interest income associated with higher cash balances during the period.

        Income tax expense totaled $49.6 million for the year ended June 30, 2004 as compared to $45.4 million for the year ended June 30, 2003. Our effective tax rate was 38.5% for June 2004 as compared to 37.8% for June 2003. The higher effective tax rate is a result of recently-enacted changes within certain state tax legislation, and increased state income tax liability arising in connection with the operation of a greater number of company-owned stores, some of which are located in new jurisdictions.

        For fiscal 2004, we recorded net income of $79.5 million, an increase of 6.5%, as compared to $74.6 million in fiscal 2003. Earnings per diluted share for fiscal year 2004 amounted to $2.08, an increase of $0.15 per diluted share, or 7.8%, from $1.93 per diluted share in the prior year.

Financial condition and liquidity

        Our principal sources of liquidity include cash and cash equivalents, cash flow from operations, and borrowing capacity under a $200.0 million revolving credit facility. In addition to the $200.0 million revolving credit component, the credit facility includes an accordion feature which provides for an additional $100.0 million of liquidity, if needed, as well as sub-facilities for trade and standby letters of credit of $100.0 million and swingline loans of $5.0 million.

         The credit facility contains various covenants which limit our ability to: incur debt, engage in mergers and consolidations, make restricted payments, sell certain assets, make investments, and issue stock. We are also required to meet certain financial covenants including a fixed charge coverage ratio, which shall not be less than 3.00 to 1 for any period of four consecutive fiscal quarters ended on or after June 30, 2005, and a leverage ratio, which shall not be greater than 3.00 to 1 at any time. As of December 31, 2005, we had satisfactorily complied with these covenants.

        On September 27, 2005, we completed a private offering of $200.0 million in ten-year senior unsecured notes due 2015 (the “Senior Notes”). The Senior Notes were offered by Global and have an annual coupon rate of 5.375%. We intend to utilize the net proceeds of $198.4 million to expand our retail network, invest in our manufacturing and logistics operations, and for other general corporate purposes.

        In connection with the issuance of the Senior Notes, Global, in July and August 2005, entered into 6 separate forward contracts to hedge the risk-free interest rate associated with $108.0 million of the related debt in order to minimize the negative impact of interest rate fluctuations on earnings, cash flows and equity. The forward contracts were entered into with a major banking institution thereby mitigating the risk of credit loss. Upon issuance of the Senior Notes and settlement of the related forward contracts, losses totaling $0.9 million were incurred representing the change in the fair value of the forward contracts since their respective trade dates. In accordance with FAS No. 133, Accounting for Certain Derivative Instruments and Certain Hedging Activities, as amended, it was determined that a portion of the related losses was the result of hedge ineffectiveness and, as such, $0.1 million of the losses was included, within interest and other related financing costs, in the Consolidated Statement of Operations for the three month period ended September 30, 2005. The balance of the losses, $0.8 million, has, as of December 31, 2005, been included (on a net-of-tax basis) in the Consolidated Balance Sheet within accumulated other comprehensive income and will be amortized to interest expense over the life of the Senior Notes.

        As of December 31, 2005 we maintained cash and short-term investments totaling $175.0 million and outstanding debt and capital lease obligations totaling $202.9 million. The current and long-term portions of our outstanding debt and capital lease obligations totaled $0.2 million and $202.7 million, respectively, at that date. We had no revolving loans outstanding under the credit facility as of December 31, 2005, and standby letters of credit outstanding under the facility at that date totaled $16.1 million. Remaining available borrowing capacity under the facility was $183.9 million at December 31, 2005.

        Net cash provided by operating activities totaled $66.1 million for the first six months of fiscal 2006 as compared to $66.8 million for the first six months of fiscal 2005. The period-over-period decrease of $0.7 million was principally the result of changes in (i) inventories ($18.5 million effect) which, net of acquired inventory, increased $4.4 million in the current period as compared to a decline of $14.1 million in the prior year period, (ii) accrued expenses ($5.8 million effect) as a result of normal business activity, (iii) deferred income taxes ($5.0 million effect), and (iv) customer deposits ($2.7 million effect) reflecting the period-to-period change in the level of written and delivered sales. These unfavorable variances were partially offset by favorable variances related to (i) changes in accounts payable ($16.0 million effect) due, primarily, to increased payables associated with income taxes, advertising-related expenditures, imported products, and other items arising in the ordinary course of business, (ii) changes in prepaid and other current assets ($4.7 million effect), (iii) restructuring and impairment charges ($4.4 million effect), (iv) changes in the gain/loss on disposal of certain property, plant and equipment ($3.0 million effect), (v) an increase in net income ($1.4 million effect), and (vi) compensation expense related to stock option grants and restricted stock awards ($1.2 million effect) as a result of our adoption of FAS 123 (R) on July 1, 2005.

        The increase in inventory levels from June 2005 was the result, primarily, of an increase in in-transit imported product and, within the retail segment, the higher volume of wholesale shipments occurring during the period. In addition, upholstery raw material inventories increased as a result of (i) anticipated future production needs, and (ii) recent price increases, most notably for foam. These increases were partially offset by an increase in delivered sales and better Company-wide management of inventories.

        Net cash used in investing activities totaled $21.3 million for the first six months of fiscal 2006 compared to $15.6 million in the prior year period. The period-over-period increase of $5.7 million was due, primarily, to (i) an increase in cash utilized for capital expenditures, exclusive of acquisitions, of $5.7 million, (ii) a decrease in proceeds from the disposal of certain property, plant and equipment of $2.5 million, (iii) a decrease in proceeds from the sale of retail stores of $2.0 million, (iv) an increase in cash utilized to fund acquisition activity of $0.9 million, and (v) cash payments on hedging contracts of $0.9 million. These factors were partially offset by a $6.0 million net decrease in cash utilized to fund short-term investment activity. The current level of capital spending is principally attributable to (i) new store development and renovation, (ii) Company-wide technology initiatives, and (iii) improvements within our remaining manufacturing facilities. We anticipate that cash from operations will be sufficient to fund future capital expenditures.

        Net cash provided by financing activities totaled $126.4 million for the six months ended December 2005 as compared to cash used of $51.9 million in the prior year period. The period-over-period increase of $178.3 million was the result, primarily, of (i) the receipt of the net proceeds ($198.4 million) associated with the issuance of the Senior Notes during the current period, and (ii) the use of $4.6 million in the prior year period for the repayment of debt. These favorable variances were partially offset by unfavorable variances related to (i) an increase in payments related to the acquisition of treasury stock ($12.0 million), (ii) net borrowing activity on our revolving credit facility ($8.0 million), (iii) an increase in cash utilized in the payment of deferred financing costs ($2.1 million), and (iv) an increase in cash utilized in the payment of dividends ($2.2 million).

        On November 15, 2005, we declared a dividend of $0.18 per common share, payable on January 25, 2006 to shareholders of record as of January 10, 2006. Additionally, on January 24, 2006, we declared a dividend of $0.18 per common share, payable on April 25, 2006 to shareholders of record as of April 10, 2006. We expect to continue to declare quarterly dividends for the foreseeable future.

        In addition to using available cash to fund changes in working capital, necessary capital expenditures, acquisition activity, the repayment of debt, and the payment of dividends, we have been authorized by our Board of Directors to repurchase our common stock, from time to time, either directly or through agents, in the open market at prices and on terms satisfactory to us. All of our common stock repurchases and retirements are recorded as treasury stock and result in a reduction of shareholders’ equity.

        During the six months ended December 31, 2005 and 2004, we repurchased and/or retired the following shares of our common stock:

	Six Months Ended December 31,
	2005	2004(1)
Common shares repurchased	1,606,900	1,101,500
Cost to repurchase common shares	$51,136,909	$38,356,567
Average price per share	$31.82	$34.82

(1)	The cost to repurchase shares during the first six months of fiscal year 2005 excludes $745,735 in treasury stock purchases with a June 2004 trade date and a July 2004 settlement date.

        For each of the periods presented above, we funded our purchases of treasury stock with existing cash on hand and cash generated through current period operations. On November 15, 2005, the Board of Directors increased the share purchase authorization to 2.5 million shares. As of December 31, 2005, the full Board authorization of 2.5 million shares remained.

        As of December 31, 2005, aggregate scheduled maturities of long-term debt, including capital lease obligations, for each of the next five fiscal years are: $0.2 million in fiscal 2006; and less than $0.1 million in each of fiscal 2007, fiscal 2008, fiscal 2009, and fiscal 2010. The balance of our long-term debt and capital lease obligations ($202.5 million) matures in fiscal years 2011 and thereafter. We believe that our cash flow from operations, together with our other available sources of liquidity, will be adequate to make all required payments of principal and interest on our debt, to permit anticipated capital expenditures and to fund working capital and other cash requirements. As of December 31, 2005, we had working capital of $291.4 million and a current ratio of 3.03 to 1.

        Further discussion of our contractual obligations associated with outstanding debt and lease arrangements can be found in Notes 7 and 8, respectively, to the consolidated financial statements included under Item 8 of the Annual Report incorporated by reference in this prospectus.

Off-balance sheet arrangements and other commitments, contingencies and contractual obligations

        Except as indicated below, we do not utilize or employ any off-balance sheet arrangements, including special-purpose entities, in operating our business. As such, we do not maintain any (i) retained or contingent interests, (ii) derivative instruments (other than as specified below), or (iii) variable interests that could serve as a source of potential risk to our future liquidity, capital resources and results of operations.

        In connection with the issuance of the Initial Notes, we entered into six separate forward contracts to hedge the risk-free interest rate associated with $108.0 million of the related debt in order to minimize the negative impact of interest rate fluctuations on our earnings, cash flows and equity. The forward contracts were entered into with a major banking institution, thereby minimizing the risk of credit loss. Upon issuance of the Senior Notes in September 2005, the related forward contracts were settled. At the present time, we have no current plans to engage in further hedging activities.

        We, or our consolidated subsidiaries, may, from time to time in the ordinary course of business, provide guarantees on behalf of selected affiliated entities or become contractually obligated to perform in accordance with the terms and conditions of certain business agreements. The nature and extent of these guarantees and obligations may vary based on the underlying relationship of the benefiting party to us and the business purpose for which the guarantee or obligation is being provided. Details of those arrangements for which we, or any of our consolidated subsidiaries, act as guarantor or obligor are provided below.

Retailer-related guarantees

        Ethan Allen Inc. (now known as, Ethan Allen Retail, Inc.) has obligated itself, on behalf of one of its independent retailers, with respect to a $1.5 million credit facility (the “retailer line of credit ”) comprised of a $1.1 million revolving line of credit and a $0.4 million term loan. This obligation requires us, in the event of the retailer’s default under the retailer credit facility, to repurchase the retailer’s inventory, applying such purchase price to the retailer’s outstanding indebtedness under the retailer credit facility. Our obligation remains in effect for the life of the term loan which expires in April 2008. The maximum potential amount of future payments (undiscounted) that we could be required to make under this obligation is limited to the amount outstanding under the retailer credit facility at the time of default

(subject to pre-determined lending limits based on the value of the underlying inventory) and, as such, is not an estimate of future cash flows. No specific recourse or collateral provisions exist that would enable recovery of any portion of amounts paid under this obligation, except to the extent that we maintain the right to take title to the repurchased inventory. Management anticipates that the repurchased inventory could subsequently be sold through our retail store network. As of December 31, 2005, the amount outstanding under the retailer credit facility totaled approximately $1.0 million, of which $0.9 million was outstanding under the revolving credit line. Management expects that, based on the underlying creditworthiness of the respective retailer, this obligation will expire without requiring funding by us. However, in accordance with the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, a liability has been established to reflect our non-contingent obligation under this arrangement as a result of modifications made to the retailer credit facility subsequent to January 1, 2003. As of December 31, 2005, the carrying amount of such liability is less than $50,000.

Indemnification agreement

        In connection with our joint venture arrangement with United Kingdom-based MFI Furniture Group Plc, Ethan Allen Inc. (now known as, Ethan Allen Retail, Inc.) has entered into a tax cross-indemnification agreement with the joint venture partner. The indemnification agreement stipulates that both parties agree to pay 50% of the amount of any tax liability arising as a result of (i) an adverse tax judgment or (ii) the imposition of additional taxes against either partner, and attributable to the operations of the joint venture. The indemnification agreement is effective until such time that the joint venture is terminated. In December 2005, both parties mutually agreed to terminate the joint venture. It is anticipated that such termination will be completed by June 30, 2006.

        The maximum potential amount of future payments (undiscounted) that we could be required to make under this indemnification agreement is indeterminable as no such tax liability currently exists. Further, the nature, extent and magnitude of any such tax liability arising in the future as a result of an adverse tax judgment or change in applicable tax law cannot be estimated with any reasonable certainty. It should be further noted that no recourse or collateral provisions exist that would enable recovery of any portion of amounts paid under this indemnification agreement. Management expects, based on its current understanding of the applicable tax laws and the existing legal structure of the joint venture, subject to future changes in applicable laws and regulations, this cross-indemnity agreement will expire without requiring funding by us. Accordingly, as of December 31, 2005, the carrying amount of the liability related to this indemnification agreement is zero.

Product warranties

        Our products, including our case goods, upholstery and home accents, generally carry explicit product warranties that extend from three to five years and are provided based on terms that are generally accepted in the industry. All of our domestic independent retailers are required to enter into, and perform in accordance with the terms and conditions of, a warranty service agreement. We record provisions for estimated warranty and other related costs at time of sale based on historical warranty loss experience and make periodic adjustments to those provisions to reflect actual experience. On rare occasion, certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. In certain cases, a material warranty issue may arise that is beyond the scope of our historical experience. We provide for such warranty issues as they become known and are deemed to be both probable and estimable. It is reasonably possible that, from time to time, additional warranty and other related claims could arise from disputes or other matters beyond the scope of our historical experience. As of December 31, 2005, our recorded product warranty liability totaled $1.4 million.

Impact of inflation

        We do not believe that inflation has had a material impact on our profitability during the last three fiscal years. In the past, we generally have been able to increase prices or seek lower cost alternatives in order to offset increases in operating costs and effectively manage our working capital.

Business outlook

         After experiencing inconsistent business activity for much of the past year, we have, in recent months, noted some encouraging signs with respect to the incoming order rate. While our management cannot reasonably predict whether a recent improvement in order trends will prove to be sustainable, we believe that we are well-positioned for the next phase of economic growth as a result of (i) our established brand, (ii) our comprehensive complement of home decorating solutions, and (iii) our vertically-integrated business model.

         As macro-economic factors change, however, it is also possible that our costs associated with production (including raw materials and labor), distribution (including freight and fuel charges), and retail operations (including compensation, delivery and warehousing, occupancy and advertising expenses) may increase. Our management cannot reasonably predict when, or to what extent, such events may occur or what effect, if any, such events may have on our consolidated financial condition or results of operations.

         Several industry participants have recently expressed concern with respect to potential shortages of petroleum-based raw materials (specifically foam and fiber), and/or significant price increases associated with such raw materials, as a result of hurricane activity noted throughout the Gulf region during the months of August and September. At this time, while we have experienced notable increases in foam prices, we have not encountered any significant difficulties in procuring the necessary raw materials used in our manufacturing activities.

         The industry remains extremely competitive with domestic manufacturers facing continued pricing pressure as a result of the manufacturing capabilities developed during recent years in other countries, specifically within Asia. In response to these pressures, a large number of U. S. furniture manufacturers and retailers, including Ethan Allen, have increased their overseas sourcing activities in an attempt to maintain a competitive advantage and retain market share. At the present time, we domestically manufacture and/or assemble approximately 65-70% of our products. Our management continues to believe that a balanced approach to product sourcing, which includes the domestic manufacture of certain product offerings coupled with the import of other selected products, provides the greatest degree of flexibility and is the most effective approach to ensuring that acceptable levels of quality, service and value are attained.

        See “Business” for a further discussion of the specific issues facing the home furnishings industry.

Recent accounting pronouncements

        In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Award Payments (“FSP 123(R)-3”). The provisions of FSP 123(R)-3 set forth an alternative method of calculating the excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS No. 123(R). The Company, which is currently evaluating its available transition alternatives, has until November 2006 to make its one-time election.

Business

Mission statement

        Our primary business objective is to be a leader in style, providing our customers with a convenient, full-service, one-stop shopping alternative for their home decorating needs. In order to meet our stated objective, we have developed, and adhere to, a focused and comprehensive business strategy. The elements of this strategy, each of which represent specific home decorating solutions, include (i) our vertically-integrated operating structure, (ii) our products and related marketing initiatives, (iii) our retail store network, (iv) our people and (v) our numerous customer service offerings.

Operating segments

        Our operating segments represent strategic business areas which, although they operate separately, both offer our complete line of home furnishings through their own distinctive services. Our operations are classified into two such segments: wholesale and retail. See Note 16 to the consolidated financial statements included under Item 8 of our Annual Report incorporated by reference in this prospectus for certain financial information regarding our operating segments.

        The wholesale segment is principally involved in the development of the Ethan Allen brand, which encompasses the design, manufacture, domestic and off-shore sourcing, sale and distribution of a full range of home furnishings to a network of independently-owned and company-owned stores as well as related marketing and brand awareness efforts. Wholesale profitability includes the wholesale gross margin, which is earned on wholesale sales to all retail stores, including company-owned stores.

        The retail segment sells home furnishings to consumers through a network of company-owned stores. Retail profitability includes the retail gross margin, which represents the difference between retail sales price and the cost of goods purchased from the wholesale segment.

        While the manner in which our home furnishings are marketed and sold is consistent, the nature of the underlying recorded sales (i.e., wholesale versus retail) and the specific services that each operating segment provides (i.e., wholesale manufacture and distribution versus retail sales) are different. Within the wholesale segment, we maintain revenue information according to each respective product line (i.e., case goods, upholstery, or home accessories and other). Sales of case good items include, but are not limited to, beds, dressers, armoires, night tables, dining room chairs and tables, buffets, sideboards, coffee tables, entertainment units, bathroom vanities and home office furniture. Sales of upholstery home furnishing items include sleepers, recliners, chairs, sofas, loveseats, cut fabrics and leather. Skilled craftsmen cut, sew and upholster custom-designed upholstery items which are available in a variety of frame and fabric options. Home accessory and other items include window treatments, wall décor, lighting, clocks, wood accents, bedspreads, decorative accessories, area rugs, bedding, and home and garden furnishings.

        Revenue information by product line is not readily available within the retail segment as it is not practicable. However, because wholesale production and sales are matched, for the most part, to incoming orders, we believe that the allocation of retail sales would be similar to that of the wholesale segment.

        We evaluate performance of the respective segments based upon revenues and operating income. Inter-segment eliminations result, primarily, from the wholesale sale of inventory to the retail segment, including the related profit margin. Inter-segment eliminations also include items not allocated to reportable segments.

The wholesale segment:

        For fiscal years 2005, 2004 and 2003, the wholesale segment recorded net sales of $663.2 million, $673.8 million and $661.0 million, respectively. A breakdown of wholesale sales by product line for each of the last three fiscal years is provided below:

	Fiscal Year Ended June 30,
	2005	2004	2003

Case Goods	49%	52%	53%
Upholstered Products	36	34	33
Home Accessories and Other	15	14	14

	100%	100%	100%

        We have 11 manufacturing facilities which consist of 5 case good plants (2 of which include separate sawmill operations), 5 upholstery plants and one home accent plant, all located in the United States. We also source selected case good, upholstery, and home accessory items from third-party vendors located both abroad and domestically. See Note (1) to “Selected Financial Data” for a discussion of certain plant closures and consolidations. In addition, on September 7, 2005, we announced a plan to convert one of our existing manufacturing facilities into a regional distribution center.

Product sourcing activities

        We are one of the largest manufacturers of home furnishings in the United States, currently manufacturing and/or assembling approximately 65% to 70% of our products within our 11 manufacturing facilities. The balance of our production is outsourced through third-party vendors, most of which are located abroad. Our case good facilities are located close to sources of raw materials and skilled craftsmen, predominantly in the Northeast and Southeast regions of the country. Upholstery facilities are located across the country in order to reduce shipping costs to stores and are situated where skilled craftsmen are available. We believe that continued investment in our manufacturing facilities, combined with an appropriate level of outsourcing through both foreign and domestic vendors, will accommodate future sales growth and allow us to maintain a greater degree of control over cost, quality and service to our customers.

Raw materials and other suppliers

        The most important raw materials we use in furniture manufacturing are lumber, veneers, plywood, hardware, glue, finishing materials, glass, mirrored glass, laminates, fabrics, foam, and filling material. The various types of wood used in our products include cherry, ash, oak, maple, prima vera, mahogany, birch and pine, substantially all of which are purchased domestically.

        Fabrics and other raw materials are purchased both abroad and domestically. We have no significant long-term supply contracts and have experienced no significant problems in supplying our operations. We maintain a number of sources for our raw materials which, we believe, contributes to our ability to obtain competitive pricing. Lumber prices fluctuate over time based on factors such as weather and demand, which, in turn, impact availability. Upward trends in prices could have an adverse effect on margins.

        Appropriate amounts of lumber and fabric inventory are typically stocked so as to maintain adequate production levels. We believe that our sources of supply for these materials are sufficient and that we are not dependent on any one supplier.

        We enter into standard purchase agreements with certain foreign and domestic vendors to source selected case good, upholstery, and home accessory items. The terms of these arrangements are customary for the industry and do not contain any long-term contractual obligations on our behalf. We believe that we maintain good relationships with our vendors.

Distribution and logistics

        Within the wholesale segment, we distribute our products primarily through a national network of seven owned and five leased distribution centers strategically located throughout the United States. These distribution centers hold finished product received from our manufacturing facilities, as well as our domestic and off-shore vendors, for shipment to our retail stores or retail service centers. We stock case goods and accessories to provide for quick delivery of in-stock items and to allow for more efficient production runs.

        Approximately one-third of all shipments are made to and from the distribution and retail service centers by our fleet of trucks and trailers. The remaining shipments are subcontracted to independent carriers. Approximately 45% of our fleet (trucks and trailers) is leased for terms of two to seven years.

        Our policy is to sell our products at the same delivered cost to all company-owned and independently-owned stores nationwide, regardless of their shipping point. The adoption of this policy has created credibility by offering product at one suggested national retail price and eliminated the need for our retailers to carry significant amounts of inventory in their own warehouses. As a result, we obtain more accurate information regarding sales in order to better plan production runs and manage inventory levels.

Backlog and net orders booked

        As of June 30, 2005, we had a wholesale backlog of $49.3 million, compared to a backlog of $51.4 million as of June 30, 2004. Backlog at any point in time is primarily a result of net orders booked in prior periods, manufacturing schedules and the timing of product shipments. Net orders booked at the wholesale level from our stores (including independently-owned and company-owned stores) for the twelve months ended June 30, 2005 were $666.1 million as compared to $686.5 million for the twelve months ended June 30, 2004. Net orders booked in any period are recorded based on wholesale prices and do not reflect the additional retail margins produced by company-owned stores.

Advertising

        We have developed a highly coordinated, national advertising campaign designed to (i) capitalize on our existing brand equity, and (ii) maintain top-of-mind awareness of the breadth of our product and service offerings. Our in-house staff, working with a leading advertising firm, has developed and implemented what we believe is the most coordinated national advertising campaign in the home furnishings industry. This campaign is designed to communicate our position as a leader in style and a full-service provider of home furnishing solutions, and to increase the flow of traffic into stores.

        In support of our Furnishing Solutions by Ethan Allen campaign, launched nationally in fiscal 2004, we continue to utilize television, direct mail, newspaper, magazines and radio to market our products and services. We believe that coordinating our advertising efforts for all Ethan Allen branded stores provides a competitive advantage over other home furnishing manufacturers and retailers. With an exclusive network of more than 300 retail stores adhering to a uniform marketing approach and “speaking with one voice,” we believe that we are better positioned to fulfill our brand promise on a consistent basis.

        Our direct mail magazine, which features our home furnishing collections in lifestyle settings and communicates our breadth of services, is one of our most important marketing tools. Approximately 57 million copies of the magazine were distributed to consumers during fiscal 2005, representing a 45% increase from the prior fiscal year. We publish and sell the magazines to retailers of both company-owned and independently-owned stores, who, with demographic information collected through independent market research, are able to target potential customers.

        Our television advertising and direct mail efforts are supported by strong print and radio campaigns in various markets, and in leading home fashion magazines using advertisements and public relations efforts. We coordinate significant advertisements in major newspapers in major markets. During fiscal 2005, we also distributed a publication entitled Solutions for Living. This 288-page book, which includes a complete catalogue of our home furnishing collections, helps customers identify their own personal style using our product offerings. We believe these publications represent one of the most comprehensive and effective home decorating resources in the home furnishings industry.

Internet

        We are located on the worldwide web at www.ethanallen.com. Our primary goal for the website is to drive additional business into the retail network through lead generation and information sourcing. Customers may access our website to review home furnishing collections or to purchase selected home accessories. On average, over 18,000 daily users logged onto our website during fiscal 2005.

        We have also developed an extranet website which links the retail stores with consumer information captured on-line such as customer requests for design assistance and copies of our catalogue. Our extranet has become the primary source of communications between us and our retail network providing a variety of information, including a company-wide daily news flash, downloads of current advertising materials, prototype store display floor plans and detailed product information.

The retail segment:

        For fiscal years 2005, 2004, and 2003, the retail segment recorded net sales of $586.2 million, $576.2 million, and $526.4 million, respectively.

        We sell our products through an exclusive network of 313 retail stores. As of December 31, 2005, we owned and operated 132 stores (as compared to 126 at the end of the 2005 fiscal year) and independent retailers owned and operated 181 stores. The geographic distribution of all retail store locations is included under Item 2 of our Annual Report, incorporated by reference in this prospectus. During fiscal 2005, we acquired six stores from, and sold four stores to, independent retailers, opened seven new stores (of which five were relocations), and closed five stores. In the past five fiscal years, we and our independent retailers have opened 78 new stores, approximately 40% of which were relocations.

        In fiscal 2005, wholesale sales to independent retailers and retail sales of company-owned stores accounted for approximately 38% and 62%, respectively, of our total net sales. The ten largest independent retailers own a total of 36 stores, which, based on net orders booked, accounted for approximately 13% of total net sales in fiscal 2005.

        We pursue further expansion of the company-owned retail business by opening new stores, relocating existing stores and, when appropriate, acquiring stores from independent retailers. In addition, we continue to promote the development and growth of our independent retailers. All retailers are required to enter into license agreements with us which (i) authorize the use of certain of our service marks and trademarks and (ii) require adherence to certain standards of operation, including the exclusive sale of our products and a requirement to fulfill related warranty service agreements. We are not subject to any territorial or exclusive retailer agreements in the United States.

        In October 2001, we formed a joint venture with MFI Furniture Group Plc to open a network of retail stores in the United Kingdom. The initial phase of the agreement, which calls for the two companies to collaborate on the development of a retail store format that will market their respective retail concepts, involves up to five stores with approximately 8,000 to 15,000 square feet per store. The first of these stores, located in the London suburb of Kingston, opened in May 2002. The second, located in the suburb of Bromley, opened in December 2002. Both retail locations were included as independently-owned stores in compiling our store count as of June 30, 2005. In December 2005, both parties mutually agreed to terminate the joint venture. It is anticipated that such termination will be completed by June 30, 2006.

Products

        Our product strategy has been to position our brand as a preferred brand with superior quality and value while, at the same time, providing consumers with a comprehensive, one-stop shopping solution for their home furnishing needs. In carrying out our strategy, we continue to expand our reach to a broader consumer base through a diverse selection of attractively priced product lines, many of which have been designed to effectively complement one another, reflecting the recent trend toward more eclectic home decorating. In recent years, this effort is best evidenced by the introduction of collections such as Townhouse, Tuscany, Newport, New Country by Ethan Allen, and, most recently, Tango. These collections, as well as increased styles and fabric selections within our custom upholstery line, new finishes within the Horizons by Ethan Allen line, the redesign of the American Impressions line and relaunch as New Impressions, and expanded product offerings to accommodate today’s home theater trends, are serving to redefine us, positioning us as a leader in style. These product lines, each of which broadens our consumer reach, are reflective of our continuing efforts to offer well-valued, stylish home furnishings that appeal to a variety of customers and lifestyles.

        We believe that the two most important lifestyle categories in home furnishings are the Classic and the Casual. As such, our collections are designed to reflect unique elements applicable to each lifestyle category. To accomplish this, our collections consist of case goods, coordinated upholstered products and home accessories, each styled with its own distinct design characteristics. Home accessories play an important role in our marketing program as they enable us to offer the consumer the convenience of one-stop shopping by creating a comprehensive home furnishing solution. Our store interiors are designed to facilitate display of our product offerings in complete room settings which utilize the related collections to project the lifestyle category.

        We continuously monitor consumer demand through internal marketing research and communication with our retailers and store design consultants who provide valuable input on consumer trends. As a result, we believe that we are able to react quickly to changing consumer tastes. For example, since 2002, over 70% of our current product line is new, with the balance refined and enhanced through product redesign, additions, deletions, or finish changes. Such undertakings are indicative of our ability to adapt to the recent consumer trend toward more casual and eclectic lifestyles while, at the same time, maintaining a classic appeal.

        During the past year, we also introduced our innovative everyday best pricing program, eliminating periodic sale events in lieu of an everyday best price on all of our product offerings. We believe that this initiative demonstrates our commitment to differentiating ourself through strategies focused on customer credibility and excellence in service. In addition, everyday best pricing provides us the opportunity to critically examine all facets of our business, making substantive changes, where necessary, in order to more effectively carry out our solutions-based approach to home decorating.

Retail store network

        Our interior and exterior store design is dependent on each store’s location and size. Ethan Allen stores are located in busy urban settings as freestanding destination stores or as part of suburban strip malls, depending upon the real estate opportunities in a particular market. Currently, stores range in size from approximately 6,000 square feet to 35,000 square feet, with the average size of a store being approximately 15,000 square feet.

        We maximize uniformity of store presentation throughout the retail network through a comprehensive set of operating standards. These operating standards assist each store in presenting the same high quality image and offer retail customers consistent levels of product selection and service. A uniform store image is conveyed through our ongoing program to model our retail stores with similar and consistent exterior facades and interior layouts. This program is carried out by all stores, including independently-owned stores.

        We provide display planning assistance to all company-owned stores and independent retailers to support them in updating the interior projection of their stores and to maintain a consistent image. Several years ago, we developed a standard interior design format for our retail stores which, through the use of focused lifestyle settings to display our products and information throughout the stores to educate consumers, has positioned us as a specialist in Classic and Casual lifestyles and decorative accessory retailing.

People

        At June 30, 2005, we had approximately 6,400 employees. Approximately 5% of those employees are represented by unions under collective bargaining agreements, most of which expire at various times throughout the three years ending June 30, 2008. We expect no significant changes in our relations with these unions and believe that we maintain good relationships with our employees.

        The retail network, which includes both company-owned and independently-owned stores, is staffed with a sales force of over 3,000 design consultants and professionals who provide customers with an effective home decorating solution at no additional charge. These employees receive training with respect to the distinctive design and quality features inherent in each of our products, allowing them to more effectively communicate the elements of style and value that serve to differentiate us. As such, we believe our design consultants, and the complimentary service they provide, create a distinct competitive advantage over other home furnishing retailers.

        We recognize the importance of our retail store network to our long-term success. Accordingly, we believe that we have established strong management teams within company-owned stores while, at the same time, maintaining effective relationships with independent retailers. With this in mind, we make available our services to all stores in support of their marketing efforts, including coordinated national advertising, merchandising and display programs, and extensive training seminars and educational materials. We believe that the development of design consultants, project managers, service and delivery personnel, and retailers is important for the growth of our business. As a result, we have committed to make available a comprehensive training program that will help to develop retail managers/owners, design consultants and service and delivery personnel to their fullest potential.

Customer service offerings

        We offer numerous customer service programs, each of which has been developed and introduced to consumers in an effort to make their shopping experience easier and more enjoyable.

Gift card

        This program allows customers to purchase, through our website or at any participating retail store, gift cards that can be redeemed for any of our products or services.

Wedding registry

        The primary objectives of the wedding registry program are to increase customer traffic in our network of retail stores (and on-line), capture consumers in the early stage of their lifecycle, capitalize on the growing trend for non-traditional registries and promote our complimentary design service. We believe this program further strengthens our competitive advantage by enhancing our current complement of service offerings with a national gift registry.

On-line room planning

        We offer, via our website, an interactive on-line room planning resource which serves to further assist consumers with their home decorating needs. Through the use of this web-based tool, customers can determine which Ethan Allen product offerings best fit their particular needs based on their own individual home floor plan.

Ethan Allen consumer credit programs

        The EA Finance Plus program offers consumers two financing options through the use of just one account. Consumers can choose between (i) the “Simple Finance Plan” which consists of fixed monthly payments ranging from 12 to 60 months at an interest rate of 9.99% per annum, and (ii) the revolving credit line which carries a variable interest rate currently ranging from 21.00% to 23.75% per annum. Both programs provide credit lines from $1,000 to $50,000. Financing offered through both programs is administered by a third-party financial institution and is granted on a non-recourse basis to us. Consumers may apply for an EA Finance Plus card at any participating retail store.

Competition

        In recent years, the home furnishings industry, already highly competitive and fragmented, has faced additional challenges. Globalization, which represents the most notable change within the industry landscape, has led to increased competitive pressures brought about by the increasing volume of imported finished goods and components, particularly for case good products, and the development of manufacturing capabilities in other countries, specifically within Asia. The increase in overseas production capacity in recent years has created over-capacity for many U.S. manufacturers, including us, which has led to industry-wide plant consolidation. In addition, because many foreign manufacturers are able to maintain substantially lower production costs, including the cost of labor and overhead, imported product may be sold at a lower price to consumers which, in turn, has led to some measure of industry-wide price deflation. We believe that the aforementioned factors have contributed to the recent trend toward product commoditization, which is exacerbated by the overwhelming and wide-spread use of highly-promotional pricing policies and marketing strategies focused on “no money down” and “no interest.”

        During the last three years, as the industry has slowly been overcome by a greater degree of “sameness,” we have, instead, used that time to further differentiate ourself as a “preferred” brand by adhering to a business strategy focused on providing (i) high-quality products at good value, including the marketing of our products at an everyday best price, (ii) a comprehensive complement of home decorating solutions, including our complimentary design service, and (iii) excellence in customer service. We consider our vertical integration a significant competitive advantage in the current environment as it allows us to design, manufacture, source, distribute, market, and sell our products through the industry’s largest single-source retail store network. With respect to the issue of price deflation, we saw a foreign, low-cost supply of labor as an opportunity to introduce selected products to consumers at prices that, until recently, were not practical. As such, we continue to adhere to a blended strategy, establishing relationships with certain manufacturers, both abroad and domestically, to source selected case goods, upholstery, and home accessory items. We intend to continue to balance our domestic production with opportunities to source from foreign and domestic manufacturers, as appropriate, in order to maintain our competitive advantage.

        Although we are currently among the ten largest domestic furniture manufacturers in the United States, the recent emergence of the foreign manufacturers referred to above has served to broaden the competitive landscape. Some of these competitors may produce furniture types not manufactured by Ethan Allen and may have greater financial and other resources than we do.

        We sell our products through an exclusive network of Ethan Allen-owned and independently-owned retail stores. Our objective is to continue to develop and strengthen our retail network by expanding the Ethan Allen-owned retail business through the opening of new stores, relocating existing stores and, when appropriate, acquiring stores from, or selling stores to, independent retailers. We will continue to promote the growth and development of our independent retailers by encouraging the relocation and expansion of their stores. Independent retailers, pursuant to license agreements, are authorized to use certain Ethan Allen service marks or trademarks and are required to adhere to certain standards of operations.

        The home furnishings industry competes primarily on the basis of product styling and quality, personal service, prompt delivery, product availability and price. We believe that we effectively compete on the basis of each of these factors and that, more specifically, our store format and complimentary design service create a distinct competitive advantage, further supporting our mission of providing consumers with a complete home decorating solution.

Trademarks

        We currently hold, or have registration applications pending for, numerous trademarks, service marks and design patents for the Ethan Allen name, logos and designs in a broad range of classes for both products and services in the United States and in many foreign countries. In addition, we have registered, or have applications pending for, many of our major collection names as well as certain of our slogans utilized in connection with promoting brand awareness, retail sales and other services. We view such trademarks and service marks as valuable assets and have an ongoing program to diligently monitor and defend, through appropriate action, against their unauthorized use.

Management

        The following table sets forth certain information concerning Ethan Allen Interiors Inc.’s executive officers and directors, including their ages, as of February 2, 2006.

Name	Age	Position

M. Farooq Kathwari	61	Chairman, President and Chief Executive Officer
Pamela A. Banks	41	Vice President, General Counsel and Secretary
Jeffrey Hoyt	36	Vice President, Finance and Treasurer
Nora Murphy	46	Vice President, Style
Craig W. Stout	55	Vice President, Case Goods Merchandising
Edward Teplitz	44	Vice President, Retail Division
Corey Whitely	45	Vice President, Operations
Clinton A. Clark	63	Director
Kristin Gamble	60	Director
Horace G. McDonell	76	Director
Edward H. Meyer	79	Director
Richard A. Sandberg	63	Director
Frank G. Wisner	67	Director

Executive Officers

    M. Farooq Kathwari was elected as a director in 1981, was appointed President and Chief Operating Officer in 1985 and was appointed to the additional positions of Chairman and Chief Executive Officer in September 1988. In 1973, Mr. Kathwari formed a joint venture with Ethan Allen Inc., KEA International, Inc., the objective of which was to develop home furnishings product programs such as lighting, floor coverings, decorative accessories and other related programs. In 1980, Mr. Kathwari joined us as a Vice President responsible for merchandising and international operations. He was promoted to Senior Vice President in 1981, to Executive Vice President in 1983, and to President in 1985. From 1968 to 1973, he was Vice President of Rothschild, Inc. Mr. Kathwari is a director of several non-profit organizations, including the American Furniture Manufacturer’s Association and the National Retail Federation.

        Pamela A. Banks has served as General Counsel and Secretary since April 2002 and became Vice President in November 2003. Ms. Banks joined us in September 1998 as Legal Counsel responsible for real estate and business development.

        Jeffrey Hoyt has served as Vice President, Finance since May 2003, becoming Treasurer in April 2005. Mr. Hoyt joined us in August 2002 as Director, Corporate Accounting and Financial Reporting. Prior to joining us, Mr. Hoyt worked for KPMG LLP for ten years holding various positions.

        Nora Murphy has served as Vice President, Style, since October 2001 and is responsible for coordinating the style, presentation and design of our products. Prior to joining us, Ms. Murphy owned an interior design firm which performed consulting services on our behalf.

        Craig W. Stout has served as Vice President, Design and Product Development since August 1995. He is responsible for the design and development of our case goods products. Mr. Stout joined us in 1972 and has held various marketing, merchandising and product development positions.

        Edward Teplitz has served as Vice President, Retail Division, since May 2003 and became Executive Vice President of Ethan Allen Retail, Inc. in August 2005 and has been with us since 2001. He is responsible for oversight and operation of our retail division. In 2001, Mr. Teplitz joined us as Vice President, Finance, later becoming Chief Financial Officer and, then, in May 2003, Vice President and General Manager, Retail Division. Prior to joining us, he was a licensee of ours in Pittsburgh, Pennsylvania and Cleveland, Ohio. Prior to that, Mr. Teplitz worked in the corporate finance department of E.F. Hutton & Company and FLIC (USA), Inc. Mr. Teplitz holds an MBA in Finance from Columbia Business School and a B.S. in Accounting from Wharton School of Finance.

        Corey Whitely has served as Vice President, Operations since November 2003 and became Executive Vice President of Ethan Allen Operations, Inc. in August 2005. He has been associated with us since 1988. He started his association with us in 1988 in Cedar Rapids, Iowa as a General Manager and has taken on management responsibility in our retail and manufacturing operations.

Directors

        Clinton A. Clark was elected as a director on June 30, 1989. He is the President and sole shareholder of CAC Investments, Inc. (“CAC”), a private investment company he founded in January 1986. Prior to founding CAC, Mr. Clark was Chairman, President and Chief Executive Officer of Long John Silver’s Restaurants, Inc. from 1990 through September 1993 and President and Chief Executive Officer of The Children’s Place, a retail children’s apparel chain he founded in 1968. Mr. Clark is also an investor and director of several private companies. He is Chairman of the Compensation Committee and a member of the Audit Committee.

        Kristin Gamble was elected as a director on July 28, 1992. Since 1984, she has been President of Flood, Gamble Associates, Inc., an investment counseling firm. Ms. Gamble was Senior Vice President responsible for equity strategy and economic research with Manufacturers Hanover Trust Company from 1981 to 1984. Prior to that, she held various management positions with Manufacturers Hanover (1977-1981), Foley, Warendorf & Co., a brokerage firm (1976-1977), Rothschild, Inc. (1971-1976) and Merrill, Lynch, Pierce, Fenner & Smith (1968-1971). Since May 1995, she has served as a member of the Board of Trustees of Federal Realty Investment Trust. She is a member of the Compensation Committee and the Nominations/Corporate Governance Committee.

        Edward H. Meyer was elected as a director on May 30, 1991. He is President, Chairman of the Board, and Chief Executive Officer of Grey Global Group Inc. (“Grey Global”). Mr. Meyer joined Grey Global in 1956 and, in 1964, was appointed Executive Vice President for Account Services. He was thereafter elected President in 1968 and Chief Executive Officer and Chairman in 1970. Grey Global performs advertising services for Ethan Allen. Mr. Meyer is a director of a number of outside business and financial organizations, including Harman International Industries, Inc.

        Horace G. McDonell was elected as a director on May 30, 1991. He retired as Chairman and Chief Executive Officer of the Perkin-Elmer Corporation in November 1990, where he served in a number of marketing and executive positions. He was elected President in 1980, Chief Executive Officer in 1984, and Chairman in 1985. He is a past Chairman of the American Electronics Association and a past director of Danbury Health Systems, Hubbell Incorporated, Uniroyal Incorporated, Silicon Valley Group Incorporated and ETEC Incorporated. He is Chairman of the Audit Committee and a member of the Compensation Committee and the Nominations/Corporate Governance Committee.

        Richard A. Sandberg was elected as a director on November 17, 2003. He is Chief Financial Officer of Matritech, Inc., a publicly traded developer and manufacturer of cancer diagnostic test products. In addition, he serves as manager and Chief Financial Officer of Battery Asset Management, LLC, a firm engaged in foreign currency transactions. Prior to his current positions, Mr. Sandberg held financial and operating positions at Dianon Systems, Inc., a company he founded in 1983, including Chief Executive Officer and Chief Financial Officer, and at private healthcare companies engaged in DNA testing and pharmaceutical development. He is a member of the Audit Committee.

        Frank G. Wisner was elected as a director on July 23, 2001. He is Vice Chairman, External Affairs, of American International Group (“AIG”), the leading United States-based mixed financial services and international insurance organization. Mr. Wisner is also on the board of directors of EOG Resources. Prior to joining AIG, he was the United States Ambassador to India from July 1994 through July 1997. He retired from the United States Government with the rank of Career Ambassador, the highest grade in the Foreign Service. Mr. Wisner joined the State Department as a Foreign Service Officer in 1961 and served in a variety of overseas and Washington positions during his 36-year career. Among his other positions, Mr. Wisner served successively as United States Ambassador to Zambia, Egypt and the Philippines. Before being named United States Ambassador to India, his most recent assignment was as Under Secretary of Defense for Policy. Prior to that, he was Under Secretary of State for International Security Affairs. He is Chairman of the Nominations/Corporate Governance Committee.

Description of the Notes

        Ethan Allen Global issued the Initial Notes and will issue the Exchange Notes under an indenture dated as of September 27, 2005, among itself, Ethan Allen Interiors Inc., Ethan Allen Operations, Inc., Ethan Allen Realty, LLC, Ethan Allen Retail, Inc., Lake Avenue Associates, Inc., and Manor House, Inc., as guarantors, and U.S. Bank National Association, a national banking association, as trustee. The terms of the Notes include those expressly set forth in the indenture and those made part of the indenture by reference to the U.S. Trust Indenture Act of 1939, as amended.

        This description of the Notes is intended to be a useful overview of the material provisions of the Notes, the guarantees and the indenture. Because this description is only a summary, you should refer to the indenture for a complete description of our obligations and your rights. A copy of the indenture is available for inspection during normal business hours at the offices of the trustee.

        Certain terms used in this description of the Notes are set forth under “— Definition of Certain Terms.”

General

        The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes, except that the Exchange Notes will have been registered and therefore will not bear legends restricting the transfer thereof.

        The Exchange Notes:

o	will be issued under the indenture and will be limited to an aggregate principal amount of $200,000,000;

o	will mature on October 1, 2015;

o	will not be convertible into any other security or have the benefit of any sinking fund;

o	will rank equally in right of payment with all of Ethan Allen Global’s other existing and future unsecured and unsubordinated indebtedness;

o	will be fully, unconditionally and irrevocably guaranteed by each guarantor, which guarantees will rank equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness and obligations of such guarantor;

o	will be issued in minimum denominations of $2,000 and integral multiples of $1,000; and

o	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-entry; Delivery and form.”

        Interest on the Exchange Notes will:

o	accrue at a rate of 5.375% per annum;

o	accrue from the date of issuance or the most recent interest payment date;

o	be payable in cash semiannually in arrears on April 1 and October 1 of each year, commencing on April 1, 2006;

o	be payable to the holders of record on the March 15 and September 15 immediately preceding the relevant interest payment date; and

o	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payment and Transfer

        Principal of and premium, if any, and interest on the Exchange Notes will be payable, and the Exchange Notes may be exchanged or transferred, at the office or agency maintained by us for such purpose, which initially will be the office of the trustee, U.S. Bank National Association, c/o U.S. Bank Trust New York, 100 Wall Street, Suite 1600, New York, NY 10005. Payment of principal of and premium, if any, and interest on Notes in global form registered in the name of or held by the depositary or its nominee will be made in immediately available funds to the depositary or its nominee, as the case may be, as the registered holder of such global note. If any of the Notes are no longer represented by global notes, payment of interest on the Notes in definitive form may, at our option, be made by check mailed directly to holders at their registered addresses.

        A holder may transfer or exchange Notes in definitive form at the same location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. We are not required to register the transfer of, or exchange of, any Note for a period beginning 15 days before the mailing of a notice of an offer to repurchase or redeem Notes or in the 15 days prior to an interest payment date.

Optional Redemption

        The Notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

o	100% of the principal amount of the Notes to be redeemed, and

o	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

        The “treasury rate” means, with respect to any redemption date:

o	the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

o	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

        We will calculate the treasury rate on the third business day preceding the date fixed for redemption.

        The “comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

        The “comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

        The “independent investment banker” means J.P. Morgan Securities Inc. or, if such firm is unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

        A “reference treasury dealer” means (1) J.P. Morgan Securities Inc. and its successors, provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any four other primary treasury dealers selected by us after consultation with the independent investment banker.

        The “reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

        We will mail a notice of redemption to each holder of Notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price on the date fixed for redemption, interest will cease to accrue on the Notes or portions thereof called for redemption on such date. If fewer than all of the Notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the trustee deems fair and appropriate.

Guarantees

        Ethan Allen Interiors Inc. and each of the subsidiary guarantors will fully, unconditionally and irrevocably guarantee to each holder and the trustee the full and prompt payment of principal of and premium, if any, and interest on the Notes, when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise, including any additional amounts required to be paid in connection with certain taxes. Any obligation of any of the guarantors to make a payment may be satisfied by causing us to make such payment.

Ranking

        The Exchange Notes will be the unsecured and unsubordinated indebtedness of Ethan Allen Global and will rank equal in right of payment with all of its other existing and future unsecured and unsubordinated indebtedness. The Exchange Notes will effectively rank junior in right of payment to any secured indebtedness incurred by Ethan Allen Global to the extent of the assets securing such indebtedness and to all indebtedness and other liabilities of our non-guarantor subsidiaries.

        The guarantees of the Exchange Notes will be unsecured and unsubordinated obligations of each guarantor and will rank equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness and obligations of such guarantor. Such guarantees will effectively rank junior in right of payment to any secured indebtedness of the guarantors to the extent of the assets securing such indebtedness and to all indebtedness and other liabilities of our non-guarantor subsidiaries.

Covenants

        The indenture contains, among other things, the following covenants:

        Limitation on liens

        Ethan Allen Interiors Inc. will not, and will not permit any restricted subsidiary to, create, assume, allow to exist or allow to be created or assumed any lien on any principal property to secure any indebtedness, unless it also secures the Notes and the guarantees, if applicable, by a lien equally and ratably with such other indebtedness for so long as such other indebtedness shall be so secured. The indenture contains the following exceptions to that prohibition:

    (1)        liens on property of corporations or other entities existing when they become our subsidiaries;

    (2)        liens on property existing on the date of the indenture;

    (3)        liens existing on property when the property was acquired or incurred to finance the purchase price, construction or improvement of the property, including liens incurred pursuant to capital leases that are entered into for the purpose of financing the purchase, construction or improvement of the property subject to such capital lease;

    (4)        certain liens in favor of government entities or required by contracts with governmental entities;

    (5)        any lien that would not otherwise be permitted by clauses (1) through (4) above, inclusive; provided that after giving effect to the lien, the sum of, without duplication,

o	the aggregate outstanding principal amount of debt secured by such liens otherwise prohibited by the indenture, and

o	the aggregate amount of all attributable debt with respect to outstanding sale and leaseback transactions otherwise prohibited by the indenture does not exceed 20% of our consolidated net tangible assets.

        Restriction on Sale-Leasebacks

        Ethan Allen Interiors Inc. will not, and will not permit any restricted subsidiary to, enter into any sale and leaseback transactions on any principal property except:

    (1)        leases in a sale and leaseback transaction incurred when Ethan Allen Interiors Inc. or such restricted subsidiary could incur a lien on such principal property securing debt in an amount equal to the value of such sale and leaseback transaction under the covenant described in “—Limitation on liens” above without equally and ratably securing the Notes and guarantees, if applicable; or

    (2)        if Ethan Allen Interiors Inc. or such restricted subsidiary applies, during the six months following the effective date of the sale and leaseback transaction, an amount equal to the value of the sale and leaseback transaction to the voluntary retirement of long-term indebtedness or to the acquisition of principal property.

        Consolidation, Merger, Amalgamation and Sale of Assets

        The indenture provides that neither Ethan Allen Interiors Inc. nor any “significant subsidiary” under Regulation S-X under the Securities Act may merge into or consolidate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired), including any capital stock of any subsidiary, unless:

    (1)        after giving effect to such transaction, no event of default has occurred or is continuing;

    (2)        the successor corporation assumes all of the previous company’s obligations, if any, under the indenture (including the related guarantees); and

    (3)        certain other conditions described in the indenture are met.

        Under recent Delaware case law, the sale of substantially all of the corporation’s assets involves the sale of assets that are quantitatively vital to the operation of the corporation and is out of the ordinary and substantially affects the existence and purpose of the corporation.

        Definition of Certain Terms

        The following are the meanings of terms that are important in understanding the covenants previously described:

o	“consolidated net tangible assets” means the total assets less current liabilities and intangible assets of Ethan Allen Interiors Inc. and its consolidated subsidiaries;

o	“guarantors” means Ethan Allen Interiors Inc. and each of the subsidiary guarantors, but does not include Riverside Water Works, Inc.;

o	“principal property” means any building, structure, manufacturing facility or other facility owned or leased by Ethan Allen Interiors Inc. or a restricted subsidiary located within the

United States of America, but not including any such property determined by a board resolution of Ethan Allen Interiors Inc. not to be of material importance to the respective businesses conducted by Ethan Allen Interiors Inc. or such restricted subsidiary effective as of the date such resolution is adopted;

o	“restricted subsidiary” means (a) Ethan Allen Global, (b) each subsidiary guarantor and (c) any subsidiary that is a “significant subsidiary” under Regulation S-X under the Securities Act;

o	“sale and leaseback transaction” means any arrangement with any person providing for the leasing by Ethan Allen Interiors Inc. or any restricted subsidiary of any principal property that has been or is to be sold or transferred by Ethan Allen Interiors Inc. or such restricted subsidiary to such person; provided, that “sale and leaseback transactions” does not include (1) temporary leases for a term, including renewals at the option of the lessee of not more than three years, (2) leases among Ethan Allen Interiors Inc. or a restricted subsidiary, (3) leases of principal property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the principal property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954;

o	“subsidiary” means any corporation, limited liability company or other business entity of which the requisite number of shares of stock or other equity interests having ordinary voting power (without regard to the occurrence of any contingency) to elect a majority of the directors, managers or trustees thereof, or any partnership of which more than 50% of the partners’ equity interests (considering all partners’ equity interests as a single class) is, in each case, at the time owned or controlled, directly or indirectly, by Ethan Allen Interiors Inc., one or more of its subsidiaries, or a combination thereof; and

o	“subsidiary guarantors” means (a) Ethan Allen Operations, Inc., (b) Ethan Allen Realty, LLC, (c) Ethan Allen Retail, Inc., (d) Lake Avenue Associates, Inc., (e) Manor House, Inc., and (f) every subsidiary other than Riverside Water Works, Inc. that becomes a guarantor under our credit agreement, provided, that, to the extent any subsidiary ceases to be a guarantor under the credit agreement, such subsidiary shall cease to be a subsidiary guarantor under the indenture.

Events of Default

        Each of the following is an event of default under the indenture:

        (1)        the default by Ethan Allen Global in any payment of interest or additional interest (as required by the registration rights agreement) on any Note when due, continued for 30 days;

        (2)        the default by Ethan Allen Global in the payment of principal of, or premium, if any, on any Note when due at its stated maturity, upon optional redemption, upon declaration of acceleration or otherwise;

        (3)        the failure by Ethan Allen Global, Ethan Allen Interiors Inc. or any subsidiary guarantor to comply with its covenants under the indenture for 60 days after written notice from the trustee or the holders of 25% or more in aggregate principal amount of the outstanding Notes thereunder;

        (4)        the failure of Ethan Allen Global, Ethan Allen Interiors Inc. or any of their subsidiaries to (a) pay the principal of any indebtedness for borrowed money, including obligations evidenced by any mortgage, indenture, bond, debenture, note, guarantee or other similar instruments, on the scheduled or original date due, (b) pay interest on any such indebtedness beyond any provided grace period or (c) observe or perform any agreement or condition relating to such indebtedness, that has caused such indebtedness to become due prior to its stated maturity, and such acceleration has not been cured within 15 days after notice of acceleration; provided, however, that an event described in subclause (a), (b) or (c) above will not constitute an event of default unless, at such time, one or more events of the type described in clauses (a), (b) or (c) have occurred or are continuing with respect to such indebtedness in an amount exceeding $20,000,000; or

        (5)        certain events of bankruptcy, insolvency or reorganization of (a) Ethan Allen Interiors Inc., (b) Ethan Allen Global or (c) any other subsidiary that is a “significant subsidiary” under Regulation S-X under the Securities Act.

        If an event of default (other than an event of default described in clause (5) above) occurs and is continuing, the trustee by written notice to us, or the holders of at least 25% in principal amount of the outstanding Notes by written notice to us and the trustee, may, and the trustee at the request of such holders, shall, declare the principal of and premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest will be due and payable immediately. If an event of default described in clause (5) above occurs and is continuing, the principal of and premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. The holders of a majority in aggregate principal amount of the outstanding Notes may waive certain past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to all Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing events of default, other than the nonpayment of the principal of and premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

        Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the Notes unless:

o	such holder has previously given the trustee written notice that an event of default under the indenture is continuing;

o	holders of at least 25% in principal amount of the outstanding Notes have requested in writing that the trustee pursue the remedy;

o	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

o	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

o	the holders of a majority in principal amount of the outstanding Notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the interest of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        The indenture provides that, if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of and premium, if any, or interest on any Note, the trustee may withhold notice if the trustee determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 10 days after becoming aware of the occurrence of any default, notice of such default and, in any event within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year.

Amendments and Waivers

        The indenture contains provisions permitting us and the trustee, without the consent of the holders, to modify or amend the indenture to, among other things, (1) cure any ambiguity, omission, defect or inconsistency, (2) provide for successor guarantors, (3) provide for uncertificated Notes in addition to or in the place of certificated Notes, (4) add additional guarantees, (5) secure the Notes, (6) add to the covenants for the benefit of the holders or surrender any right or power conferred upon us or the guarantors, (7) make any change that does not adversely affect the interest of any holder, (8) provide for the issuance of the Exchange Notes, and (9) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939. The indenture also permits us and the trustee to amend other provisions of the indenture with the consent of holders of at least a majority in aggregate principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may:

o	reduce the amount of Notes whose holders must consent to an amendment of the indenture or the Notes;

o	reduce the stated rate of or extend the stated time for payment of interest on any Note;

o	reduce the principal of or change the stated maturity of any Note;

o	reduce the amount payable upon the redemption of any Note;

o	make any Note payable in money other than that stated in the Note;

o	impair the right of any holder to receive payment of principal of and premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

o	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

o	release any of the guarantors or modify the guarantees other than in accordance with the indenture.

        The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all holders, or any defect therein, will not impair or affect the validity of the amendment.

        The holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all holders of Notes, may waive compliance with certain restrictive provisions of the indenture. Subject to certain rights of the trustee as provided in the indenture, the holders of a majority in aggregate principal amount of the Notes, on behalf of all holders, may waive any past default under the indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the Notes), except a default in the payment of principal, premium or interest or a default in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each Note that is affected.

Defeasance

        At our option, we may be discharged, subject to certain terms and conditions, from any and all obligations in respect of the Notes (except for certain obligations, including obligations relating to the defeasance trust, registering the transfer or exchange of Notes, replacing mutilated, destroyed, lost or stolen Notes and maintaining a registrar and paying agent in respect of the Notes) or need not comply with certain restrictive covenants of the indenture if we:

        (1)        irrevocably deposit in trust with the trustee money or U.S. government obligations for the payment of principal of and premium, if any, and interest on the Notes to redemption or maturity, as the case may be; and

        (2)        comply with certain other conditions, including delivery to the trustee of an opinion of counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Concerning the Trustee

    U.S. Bank National Association is the trustee under the indenture and has been appointed by us as Registrar, Exchange Agent and Paying Agent with regard to the Notes.

Governing Law

        The Exchange Notes, the guarantee and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry; Delivery and Form

        Except as set forth below, the Exchange Notes initially will be issued in one or more global certificates in definitive, fully registered form (each a “Global Note”). Upon issuance, each Global Note will be deposited with, or on behalf of, the Euroclear System (“Euroclear”) or Clearstream Banking, SA (“Clearstream”), in the case of Initial Notes sold in offshore transactions in reliance on Regulation S under the Securities Act, or The Depository Trust Company, New York, New York (“DTC”) and registered in the name of a nominee of Euroclear, Clearstream or DTC.

        If a holder tendering Initial Notes so requests, such holder’s Exchange Notes will be issued as described below under “Certificated Securities” in registered form without coupons (each, a “Certificated Security”).

Global Note

        The Company expects that, pursuant to procedures established by DTC, Euroclear and Clearstream Banking: (i) upon the issuance of a Global Note, DTC, Euroclear, Clearstream Banking or a custodian thereof will credit, on its internal system, the principal amount of the individual beneficial interests in the Exchange Notes represented by such Global Note to the respective accounts of persons who have accounts with such depository and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by Euroclear, Clearstream or DTC or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with Euroclear, Clearstream or DTC (“participants”) or persons who hold interests through participants.

        The descriptions of the operations and procedures of DTC, Euroclear and Clearstream Banking set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of these settlement systems and are subject to change by them from time to time. None of us or the Initial Purchaser takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

        DTC has advised us that it is:

o	a limited purpose trust company organized under the laws of the State of New York;

o	a “banking organization” within the meaning of the New York Banking Law;

o	a member of the Federal Reserve System;

o	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

o	a “clearing agency” registered under Section 17A of the U.S. Securities Exchange Act of 1934.

        DTC was created to hold securities for its participants (including Euroclear and Clearstream Banking) and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, which eliminates the need for physical transfer and delivery of certificates. DTC’s participants include: securities brokers and dealers, including the Initial Purchaser; banks and trust companies; clearing corporations; and certain other organizations. Indirect access to DTC’s book-entry system is also available to other entities such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a participant in DTC, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants in DTC.

        We expect that, pursuant to procedures established by DTC:

o	upon deposit of each Global Note with DTC, DTC will credit the principal amount of the Note represented by the Global Note on its book-entry registration and transfer system to the accounts of participants in DTC designated by the Initial Purchaser; and

o	ownership of the Notes will be shown on, and the transfer of ownership of the Notes will be effected only through, records maintained by DTC, with respect to the interests of participants in DTC, and the records of participants and indirect participants, with respect to the interests of persons other than participants in DTC.

        The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in definitive form. Accordingly, the ability to transfer or pledge beneficial interests in the Notes represented by a Global Note to these persons will be limited to that extent. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing such interest.

        So long as DTC or its nominee is the registered owner and holder of a Global Note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:

o	will not be entitled to have Notes represented by the Global Note registered in their names;

o	will not receive or be entitled to receive physical delivery of certificated notes in definitive form; and

o	will not be considered the owners or holders of the Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

        Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the holder owns its interest, to exercise any rights of a holder of Notes under the indenture or the Global Note. We understand that, under existing industry practice, if we request any action of holders of Notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, then DTC would authorize its participants to take the action and the participants would authorize holders owning through participants to take the action or would otherwise act upon the instruction of such holders.

        Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the Notes or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

        Payments in respect of the principal of and premium, if any, and interest (including additional interest, if any) on any Notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing those Notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payment on the Notes and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, including principal, premium, if any, and interest. We believe, however, that it is currently the policy of DTC to credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

        Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the Notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Banking participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary. These cross-market transactions will, however, require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines, Brussels time, of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream Banking, as the case may be, will deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

        Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any crediting will be reported to the relevant Euroclear or Clearstream Banking participant, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream Banking, immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream Banking as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Banking participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day for Euroclear or Clearstream Banking following DTC’s settlement date.

        Although DTC, Euroclear and Clearstream Banking have agreed to the above procedures in order to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or to continue to perform the procedures, and the procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

        If:

o	DTC notifies us that it is at any time unwilling or unable to continue as a depositary or DTC ceases to be registered as a clearing agency under the U.S. Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days of such notice or cessation;

o	we, at our option, notify the trustee in writing that we elect to cause the issuance of Notes in definitive form under the indenture; or

o	upon the occurrence of some other events as provided in the indenture;

then, upon surrender by DTC of the Global Notes, certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Notes. Upon the issuance of certificated Notes, the trustee is required to register the certificated Notes in the name of that person or persons, or the nominee thereof, and cause the certificated Notes to be delivered thereto.

        Neither we nor the trustee will be liable for any delay by DTC or any participant or indirect participant in DTC in identifying the beneficial owners of the related Notes and each of those persons may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued.

Exchange Offer; Registration Rights

        Ethan Allen Global, the guarantors and the Initial Purchaser entered into a registration rights agreement concurrently with the issuance of the Notes. This description is intended to be an overview of the material provisions of the registration rights agreement. Because this description is only a summary, you should refer to the registration rights agreement for a complete description of our obligations and your rights. A copy of the registration rights agreement is available for inspection during normal business hours at the offices of the trustee.

Exchange offer

        Under the registration rights agreement, we and the guarantors agreed to use our commercially reasonable efforts to:

o	cause to be filed with the SEC this registration statement on an appropriate form under the Securities Act which is referred to as the “exchange offer registration statement,” relating to this registered exchange offer for the Notes and the guarantee under the Securities Act;

o	commence this exchange offer promptly after the exchange offer registration statement of which this prospectus is a part is declared effective by the SEC, and complete this exchange offer within 60 days thereafter; and

o	have the exchange offer registration statement of which this prospectus is a part remain effective under the Securities Act until 180 days after the closing of this exchange offer.

        As soon as practicable after the effectiveness of the exchange offer registration statement of which this prospectus is a part, we and the guarantors will offer to the holders of registrable securities (as defined below) who or which are not prohibited by any law or policy of the SEC from participating in this exchange offer, the opportunity to exchange their registrable securities for an issue of a new series of notes, which are referred to in this registration statement as the “Exchange Notes,” that are identical in all material respects to the Initial Notes, except that the Exchange Notes will not contain transfer restrictions, will be registered under the Securities Act and will not be eligible for any increase in the interest rate as discussed under “—Additional interest.” We and the guarantors have agreed to keep this exchange offer open for not less than 20 business days after the date on which notice of this exchange offer is transmitted to the holders of the Initial Notes.

Shelf registration

        If:

o	we and the guarantors are not permitted to effect the exchange offer as contemplated by this prospectus because it would violate any applicable law, rule, regulation, order or applicable interpretations of the law by the staff of the SEC;

o	for any other reason this exchange offer is not consummated within 180 days after the date of issuance of the Initial Notes; or

o	upon the request of the Initial Purchaser with respect to registrable securities held by the Initial Purchaser that are not eligible to be exchanged for exchange securities in the exchange offer and held by it following consummation of this exchange offer;

then we and the guarantors will use our commercially reasonable efforts to file as promptly as practicable with the SEC, which date is referred to as the “shelf filing date,” a shelf registration statement to cover resales of registrable securities by those holders who satisfy various conditions relating to the provision of information in connection with the shelf registration statement.

        For purposes hereof, “registrable securities” means each Note, until the earliest to occur of:

o	the date on which that Note has been registered, exchanged or disposed of pursuant to a registration statement;

o	the date on which that Note is eligible to be transferred or sold pursuant to Rule 144(k) (or any similar provision then in force, but not Rule 144A under the Securities Act; or

o	the date on which that Note ceases to be outstanding.

        We and the guarantors will use our commercially reasonable efforts to have the shelf registration statement declared effective by the SEC as promptly as practicable after it is filed. We and the guarantors will use our commercially reasonable efforts to keep the shelf registration statement continuously effective until the expiration of the period referred to in Rule 144(k) of the Securities Act, or the date all registrable securities have been sold under the shelf registration statement.

Additional interest

        In the event that either this exchange offer is not completed or the shelf registration statement, if required, is not declared effective within the earlier of March 27, 2006 and 90 days after a request by the Initial Purchaser as described in “—Shelf registration” above, the interest rate on the registrable securities will be increased by 0.50% per annum for the initial 90-day period following such default, and another 0.50% per annum (for a total of 1.00% per annum) following such initial 90-day period following such default, until the exchange offer is completed, the shelf registration statement, if required, is declared effective by the SEC or the registrable securities become freely tradable under the Securities Act.

        If the shelf registration statement has been declared effective and thereafter either ceases to be effective or the prospectus contained therein ceases to be usable at any time before the expiration of the period referred to in Rule 144(k) of the Securities Act, or the date all registrable securities have been sold under the shelf registration statement, whichever is earlier, and such failure to remain effective or usable exists for more than 30 days (whether or not consecutive) in any 12-month period, then the interest rate on the registrable securities will be increased by 1.00% per annum commencing on the 31st day in such 12-month period and ending on such date that the shelf registration statement has again been declared effective or the prospectus again becomes usable.

        Notwithstanding the foregoing, we may, by notice to the holders of registrable notes, suspend the availability of a shelf registration statement and the use of the related prospectus, if:

o	such action is required by the SEC or a state securities authority;

o	any event happens that requires us to make changes in the shelf registration statement or the related prospectus in order to ensure that such documents do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; or

o	we determine in our reasonable judgment that it is in the best interests of us and the guarantors not to disclose a possible acquisition or business combination or other transaction, business development or event involving us or the guarantors that might otherwise require disclosure in the registration statement, or if obtaining any financial statements relating to an acquisition or business combination required to be included in the registration statement would be impracticable.

        The period for which we are obligated to keep the shelf registration statement continuously effective will be extended by the period of such suspension. Each holder of registrable notes will be required to discontinue disposition of registrable notes pursuant to the shelf registration statement upon receipt from us of notice of any events described in the preceding paragraph or certain other events specified in the registration rights agreement.

        The registration rights agreement also provides that we and the guarantors will:

o	if requested by the Initial Purchaser or one or more participating broker-dealers, for a period of at least 180 days after the consummation of the exchange offer, use commercially reasonable efforts to amend or supplement this prospectus, in order to expedite or facilitate the disposition of any exchange securities by participating broker-dealers;

o	pay expenses incident to this exchange offer, but not including underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of registrable securities pursuant to the shelf registration statement; and

o	indemnify certain holders of the Notes, including any broker-dealer participating in a distribution of registrable securities to the public, against some liabilities, including liabilities under the Securities Act.

        A broker-dealer that delivers a prospectus to purchasers in connection with resales of the exchange securities will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement, including indemnification rights and obligations.

        Each holder of Initial Notes who wishes to exchange its Initial Notes for Exchange Notes in this exchange offer will be required to make representations, including representations that:

o	any Exchange Notes to be received by it will be acquired in the ordinary course of its business;

o	it has no arrangement or understanding with any person to participate in, and is not engaged in and does not intend to engage in, the distribution of the Exchange Notes in violation of the provisions of the Securities Act;

o	it is not an “affiliate” (as defined in Rule 405 under the Securities Act) of us or any guarantor (or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable); and

o	if such holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for registrable securities that were acquired as a result of market-making or other trading activities, then such holder will deliver a prospectus in connection with any resale of such Exchange Notes.

        Holders of the Initial Notes will also be required to deliver information to be used in connection with the shelf registration statement in order to have their Initial Notes included in the shelf registration statement. A holder who sells Initial Notes pursuant to the shelf registration statement generally will be required to be named as a selling noteholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with these sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

Material U.S. Federal Income Tax Considerations

        The following description summarizes the material U.S. federal income tax consequences of exchanging the Initial Notes for Exchange Notes and owning and disposing of the Exchange Notes. This summary applies to you only if you were an initial holder of the Initial Notes and you acquired the Initial Notes for cash at a price equal to the issue price of the Initial Notes. The issue price of the Initial Notes is the first price at which a substantial amount of the Initial Notes were sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

        This summary deals only with Exchange Notes held as capital assets (generally, investment property) and does not deal with special tax rules applicable to certain holders of Exchange Notes such as:

o	dealers in securities or currencies;

o	certain traders in securities;

o	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

o	persons holding Exchange Notes as part of a hedge, straddle, conversion or other integrated transaction;

o	certain U.S. expatriates;

o	financial institutions;

o	insurance companies;

o	real estate investment trusts;

o	regulated investment companies;

o	grantor trusts; or

o	entities that are tax-exempt for U.S. federal income tax purposes.

        This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any U.S. state or local income or foreign income or other tax consequences. This summary is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus. No ruling has been or will be sought from the Internal Revenue Service regarding any matter discussed herein. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to those described in this summary. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of Notes as set forth in this summary. Before you exchange Initial Notes for Exchange Notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the Exchange Notes that may be applicable to you.

Exchange of Initial Notes for Exchange Notes

        The exchange of Initial Notes for Exchange Notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. As a result, a holder of Initial Notes whose Initial Notes are accepted in the exchange offer will not recognize gain on the exchange. A tendering holder’s tax basis in the Exchange Notes will be the same as such holder’s tax basis in its Initial Notes. A tendering holder’s holding period for the Exchange Notes received pursuant to the exchange offer will include its holding period for the Initial Notes surrendered therefor. Because, for U.S. federal income tax purposes, each Exchange Note is a continuation of the corresponding Initial Note, the remainder of this discussion of certain U.S. federal income tax consequences generally refers only to “Notes.”

U.S. Holders and Non-U.S. Holders

        As used in this summary, a “U.S. holder” is a beneficial owner of a Note or Notes who or which is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state; an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more

U.S. persons (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions.

        If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Notes, you should consult your tax advisor.

        As used in this summary, the term “non-U.S. holder” means a beneficial owner of the Notes that is not a U.S. holder.

U.S. holders

        Payments of interest. The Initial Notes were issued with de minimis original issue discount for U.S. federal income tax purposes. Accordingly, interest on your Notes will be taxed as ordinary interest income at the time it is received or accrued, depending on your method of accounting for U.S. federal income tax purposes.

        Sale or other disposition of Notes. Your tax basis in your Notes generally will be their cost, subject to certain adjustments. You will recognize taxable gain or loss on the sale, redemption, retirement at maturity or other disposition of your Notes equal to the difference, if any, between the amount realized on the sale, redemption, retirement at maturity or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under “U.S. holders — Payments of Interest”) and your tax basis in the Notes.

        Your gain or loss will be capital gain or loss. This capital gain or loss will be long term capital gain or loss if at the time of the sale, redemption, retirement at maturity or other disposition you have held the Notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long term capital gain generally will be subject to a maximum tax rate of 15%.

        Information reporting and backup withholding. Payments of principal and interest on a Note, and the proceeds of the sale or other taxable disposition of a Note held by a U.S. holder, generally will be subject to information reporting. In addition, such amounts may be subject to backup withholding at a rate of 28%, if a U.S. holder fails to provide its correct taxpayer identification number or to make required certifications or has been notified by the Internal Revenue Service that it is subject to backup withholding.

        Backup withholding is not an additional tax. Amounts withheld may be refunded or credited against your U.S. federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

        Mandatory and optional redemptions. We may redeem the Notes or may become obligated to offer to redeem the Notes, in whole or in part, at certain times and under certain circumstances described elsewhere herein. The Treasury Regulations issued under the provisions of the Code relating to original issue discount contain rules for determining the yield and maturity of debt instruments that are subject to certain options or other contingent payments. Pursuant to those regulations, we believe that neither we nor any holders of Notes should be deemed to exercise any of the options to redeem described in this prospectus, and thus, the existence of these options to redeem should not affect the calculation of the yield and maturity of the Notes.

Non-U.S. holders

    U.S.  federal withholding tax. Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal of and interest on your Notes under the “portfolio interest” exemption of the Code, provided that in the case of interest:

o	you do not, directly or indirectly, actually or constructively, own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury Regulations thereunder;

o	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Code); and

o	either (i) you provide a properly completed IRS Form W-8BEN, certifying that you are not a U.S. person within the meaning of the Code and providing your name and address to us or our paying agent, or (ii) the financial institution holding the Notes on your behalf, under penalties of perjury, provides us with a statement certifying that it has received a properly completed IRS Form W-8BEN from you, together with a copy of the IRS Form W-8BEN.

        Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax treaty that may provide for an exemption from or reduction in U.S. withholding tax and for rules different from those described above.

        If you are a non-U.S. holder that does not qualify for the “portfolio interest” exemption, interest paid on a Note to you will generally be subject to U.S. federal withholding tax at the rate of 30%, unless you provide us (or our paying agent) with a properly completed:

o	IRS Form W-8BEN claiming an exemption from (or reduction to) withholding under the benefit of an applicable income tax treaty; or

o	IRS Form W-8ECI stating that the interest paid on the Note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If, however, the interest is effectively connected with your conduct of a trade or business in the United States, the interest will be subject to U.S. federal income tax imposed on a net income basis in the same manner as applicable to U.S. persons and, in the case of a corporate non-U.S. holder, potentially also a 30% branch profits tax.

        If you are a foreign partnership or a foreign trust, special rules apply and you should consult your own tax advisor regarding your status under these rules and the certification requirements applicable to you.

    U.S.  federal income tax. Except for the possible application of U.S. withholding tax (see “Non-U.S. holders — U.S. Federal Withholding Tax” above) and backup withholding tax (see “Non-U.S. holders — Backup Withholding and Information Reporting” below), you generally will not have to pay U.S. federal income tax on payments of principal and interest on your Notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your Notes (however, in the case of proceeds representing accrued interest, U.S. withholding tax may apply unless the conditions described in “Non-U.S. holders — U.S. Federal Withholding Tax” are met) unless:

o	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your Notes, and specific other conditions are met;

o	the gain or income is effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, is generally attributable to a U.S. “permanent establishment” maintained by you; or

o	you are subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

        If you are engaged in a trade or business in the United States and interest or gain in respect of your Notes is effectively connected with the conduct of your U.S. trade or business, and, if an income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest or gain is generally attributable, you may be subject to U.S. income tax on a net basis on the interest or gain or income (although interest is not subject to the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed applicable Internal Revenue Service form on or before any payment date).

        In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your earnings and profits for the taxable year that are effectively connected to your U.S. trade or business, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your Notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

        Backup withholding and information reporting. Under current Treasury Regulations, backup withholding will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “Non-U.S. holders — U.S. Federal Withholding Tax” above, and provided that neither we nor our paying agent has actual knowledge that you are a U.S. person. We or our paying agent may, however, be subject to information reporting requirements with respect to certain payments on the Notes.

        The gross proceeds from the disposition of your Notes may be subject to information reporting and backup withholding of 28%. If you sell your Notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. If you receive payments of the proceeds of a sale of your Notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption. U.S. information reporting, but not backup withholding, may apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Notes through a U.S. or U.S.-related broker or financial institution unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

        You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

        Notice pursuant to I.R.S. Circular 230. This disclosure and our conclusions set forth above are not intended or written by us to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on any taxpayer under U.S. tax law. This disclosure was written to support the promotion or marketing of the Notes. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in the Notes.

Plan of Distribution

        Reference is made to “The exchange offer” for a description of this exchange offer, including the purpose of this exchange offer, the basis upon which the Exchange Notes are offered and expenses incurred in connection with this exchange offer.

        Each broker-dealer that receives Exchange Notes for its own account pursuant to this exchange offer in exchange for Initial Notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with this exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the consummation of this exchange offer and ending on the close of business 180 days after the consummation of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        Neither we nor any of our affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes and we will not receive any proceeds from any sale of Exchange Notes by any broker-dealer or any other person. Exchange Notes received by broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchaser of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to this exchange offer and any broker-dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such broker-dealer may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

        For a period of 180 days after the consummation of this exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incidental to this exchange offer other than commissions or concessions of any broker-dealer and expenses of counsel for the underwriters or holders of the Exchange Notes.

Legal Matters

        Certain legal matters relating to the Notes will be passed upon for us by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut.

Experts

        The consolidated financial statements and related financial statement schedule of Ethan Allen Interiors Inc. and Subsidiaries as of June 30, 2005 and 2004, and for each of the years in the three-year period ended June 30, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, have been incorporated by reference in this prospectus and registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Incorporation of Certain Documents by Reference

        We “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until this offering is completed:

o	annual report on Form 10-K for the year ended June 30, 2005, except for Item 8 therein;

o	quarterly reports on Form 10-Q for the three months ended September 30, 2005 and December 31, 2005;

o	proxy statement on Schedule 14A, dated October 21, 2005; and

o	current reports on Form 8-K filed on July 27, 2005, September 7, 2005, September 21, 2005, September 22, 2005, September 30, 2005, November 7, 2005 and February 3, 2006.

        Any statement contained in a previously filed document incorporated by reference in this prospectus is modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is modified or superseded to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Only the modified or superseded statement shall constitute a part of this prospectus. If Ethan Allen ceases to be subject to the information requirements of the Exchange Act, we will make available to you and any prospective purchaser of your Exchange Notes the information necessary to permit compliance with Rule 144A in connection with the resale of your Exchange Notes.

        We make available, free of charge, on or through our web site, copies of our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.

        You may request a copy of these filings, other than their exhibits, at no cost, by oral or written request to: Ethan Allen, Ethan Allen Drive, Danbury, Connecticut 06811, Attention: Investor Relations, (203) 743-8000. You may request a copy of the indenture, Registration Rights Agreement and other agreements referred to in this prospectus by requesting them in writing or by telephone from us at the above address.

Where You Can Find More Information

        We are required to file periodic reports, proxy statements and other information relating to our business, financial statements and other matters with the SEC under the Securities Exchange Act of 1934. Our SEC filings are available to the public over the Internet at the SEC’s web site at http: //www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, as well as at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1300, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Our reports and proxy statements and other information relating to us can also be inspected at the NYSE located at 20 Broad Street, New York, New York 10005.

        This prospectus does not contain all of the information that will be contained in the registration statement because we are omitting parts of the registration statement in accordance with the rules of the SEC. Please refer to the exchange offer registration statement for any information in the registration statement that is not contained in this prospectus. The exchange offer registration statement will be available to the public over the Internet at the SEC’s web site described above and will be able to be read and copied at the locations described above.

        Each statement made in this prospectus concerning a document filed as an exhibit to another document is qualified in its entirety by reference to that exhibit for a complete description of its provisions.

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